UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of February, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                          MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: NET INCOME                                                QUARTER:  4        YEAR:  2005
GRUPO TELEVISA, S.A.

                                        CONSOLIDATED BALANCE SHEETS
                                     AS OF DECEMBER 31, 2005 AND 2004
                                       (Thousands of Mexican Pesos)
                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  S                                                            AMOUNT         %        Amount          %
---------------------------------------------------------------------------------------------------------
  1    TOTAL ASSETS                                          74,994,977      100     76,345,977       100

  2    CURRENT ASSETS                                        33,740,418       45     35,184,249        46
  3    CASH AND SHORT-TERM INVESTMENTS                       14,779,076       20     17,195,947        23
  4    ACCOUNTS AND NOTES RECEIVABLE (NET)                   13,896,300       19     11,604,240        15
  5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                728,193        1      1,250,880         2
  6    INVENTORIES                                            3,758,781        5      4,398,532         6
  7    OTHER CURRENT ASSETS                                     578,068        1        734,650         1
  8    LONG-TERM                                              7,572,044       10      6,982,937         9
  9    ACCOUNTS AND NOTES RECEIVABLE (NET)                            0        0              0         0
  10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                            6,506,464        9      6,770,342         9
  11   OTHER INVESTMENTS                                      1,065,580        1        212,595         0
  12   PROPERTY, PLANT AND EQUIPMENT (NET)                   19,728,547       26     19,798,098        26
  13   LAND AND BUILDINGS                                    13,368,018       18     13,355,380        17
  14   MACHINERY AND INDUSTRIAL EQUIPMENT                    19,606,642       26     19,524,804        26
  15   OTHER EQUIPMENT                                        3,019,677        4      3,258,148         4
  16   ACCUMULATED DEPRECIATION                              17,174,543       23     16,993,039        22
  17   CONSTRUCTION IN PROGRESS                                 908,753        1        652,805         1
  18   DEFERRED ASSETS (NET)                                 10,013,273       13      9,461,758        12
  19   OTHER ASSETS                                           3,940,695        5      4,918,935         6

  20   TOTAL LIABILITIES                                     45,145,396      100     47,821,989       100

  21   CURRENT LIABILITIES                                    6,798,020       15      9,074,654        19
  22   SUPPLIERS                                              2,954,723        7      2,206,412         5
  23   BANK LOANS                                               246,136        1         89,051         0
  24   STOCK MARKET LOANS                                        94,321        0      3,317,922         7
  25   TAXES PAYABLE                                          1,055,793        2      1,610,711         3
  26   OTHER CURRENT LIABILITIES                              2,447,047        5      1,850,558         4
  27   LONG-TERM LIABILITIES                                 19,785,547       44     21,555,633        45
  28   BANK LOANS                                             3,679,782        8      5,178,416        11
  29   STOCK MARKET LOANS                                    14,457,458       32     14,396,723        30
  30   OTHER LOANS                                            1,648,307        4      1,980,494         4
  31   DEFERRED LIABILITIES                                  18,369,669       41     17,191,702        36
  32   OTHER LIABILITIES                                        192,160        0              0         0

  33   CONSOLIDATED STOCKHOLDERS' EQUITY                     29,849,581      100     28,523,988       100

  34   MINORITY INTEREST                                        850,872        3       (124,562)       (0)
  35   MAJORITY INTEREST                                     28,998,709       97     28,648,550       100
  36   CONTRIBUTED CAPITAL                                   14,101,905       47     14,101,905        49
  37   CAPITAL STOCK (NOMINAL)                                2,524,174        8      2,524,174         9
  38   RESTATEMENT OF  CAPITAL STOCK                          7,365,289       25      7,365,289        26
  39   PREMIUM ON SALES OF SHARES                             4,212,442       14      4,212,442        15
  40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                     0        0              0         0
  41   EARNED CAPITAL                                        14,896,804       50     14,546,645        51
  42   RETAINED EARNINGS AND CAPITAL RESERVE                  6,587,391       22      6,988,904        25
  43   RESERVE FOR REPURCHASE  OF SHARES                      5,744,583       19      5,744,583        20
  44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
       HOLDERS' EQUITY                                       (3,560,712)     (12)    (2,647,449)       (9)
  45   NET INCOME FOR THE YEAR                                6,125,542       21      4,460,607        16

                                        CONSOLIDATED BALANCE SHEETS
                                        BREAKDOWN OF MAJOR CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  S                                                            AMOUNT         %        AMOUNT          %
---------------------------------------------------------------------------------------------------------
   3    CASH AND SHORT-TERM INVESTMENTS                      14,779,076      100     17,195,947       100
  46    CASH                                                    544,582        4        403,540         2
  47    SHORT-TERM INVESTMENTS                               14,234,494       96     16,792,407        98

  18    DEFERRED ASSETS (NET)                                10,013,273      100      9,461,758       100
  48    DEFERRED EXPENSES (NET)                               2,813,255       28      1,690,141        18
  49    GOODWILL                                              7,200,018       72      7,771,617        82
  50    DEFERRED TAXES                                                0        0              0         0
  51    OTHER                                                         0        0              0         0

  21    CURRENT LIABILITIES                                   6,798,020      100      9,074,654       100
  52    FOREIGN CURRENCY LIABILITIES                          2,121,293       31      5,316,117        59
  53    MEXICAN PESOS LIABILITIES                             4,676,727       69      3,758,537        41

  24    STOCK MARKET LOANS                                       94,321      100      3,317,922       100
  54    COMMERCIAL PAPER                                              0        0      3,317,922       100
  55    CURRENT MATURITIES OF MEDIUM-TERM NOTES                       0        0              0         0
  56    CURRENT MATURITIES OF BONDS                              94,321      100              0         0

  26    OTHER CURRENT LIABILITIES                             2,447,047      100      1,850,558       100
  57    OTHER CURRENT LIABILITIES WITH COST                      75,604        3         73,101         4
  58    OTHER CURRENT LIABILITIES WITHOUT COST                2,371,443       97      1,777,457        96

  27    LONG-TERM LIABILITIES                                19,785,547      100     21,555,633       100
  59    FOREIGN CURRENCY LIABILITIES                         15,078,249       76     12,377,842        57
  60    MEXICAN PESOS LIABILITIES                             4,707,298       24      9,177,791        43

  29    STOCK MARKET LOANS                                   14,457,458      100     14,396,723       100
  61    BONDS                                                14,457,458      100     14,396,723       100
  62    MEDIUM-TERM NOTES                                             0        0              0         0

  30    OTHER LOANS                                           1,648,307      100      1,980,494       100
  63    OTHER LOANS WITH COST                                 1,186,933       72      1,368,760        69
  64    OTHER LOANS WITHOUT COST                                461,374       28        611,734        31

  31    DEFERRED LIABILITIES                                 18,369,669      100     17,191,702       100
  65    NEGATIVE GOODWILL                                             0        0              0         0
  66    DEFERRED TAXES                                          323,240        2      1,378,481         8
  67    OTHER                                                18,046,429       98     15,813,221        92

  32    OTHER LIABILITIES                                       192,160      100              0       100
  68    RESERVES                                                192,160      100              0         0
  69    OTHER LIABILITIES                                             0        0              0         0

  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-          (3,560,712)     100     (2,647,449)      100
        HOLDERS' EQUITY
  70    ACCUMULATED  MONETARY RESULT                            (32,591)      (1)       (32,591)       (1)
  71    RESULT FROM HOLDING NON-MONETARY  ASSETS             (3,528,121)     (99)    (2,614,858)      (99)

                                     CONSOLIDATED FINANCIAL STATEMENTS
                                              OTHER CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  S                                                               AMOUNT                     AMOUNT
---------------------------------------------------------------------------------------------------------
  72    WORKING CAPITAL                                            26,942,398               26,109,595
  73    PENSIONS  AND SENIORITY PREMIUMS                            1,396,383                1,180,543
  74    EXECUTIVES (*)                                                     34                       36
  75    EMPLOYEES (*)                                                  15,042                   14,104
  76    WORKERS (*)                                                         0                        0
  77    OUTSTANDING SHARES (*)                                 39,940,931,070           41,637,582,351
  78    REPURCHASED SHARES (*)                                 29,332,439,331           27,635,788,050

  *     THESE CONCEPTS ARE STATED IN UNITS



                                     CONSOLIDATED STATEMENTS OF INCOME
                             FROM JANUARY 1 THROUGH DECEMBER 31, 2005 AND 2004
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  R                                                            AMOUNT         %        AMOUNT          %
---------------------------------------------------------------------------------------------------------
   1    NET SALES                                            32,481,041      100     30,291,209       100
   2    COST OF SALES                                        16,733,605       52     16,970,868        56
   3    GROSS PROFIT                                         15,747,436       48     13,320,341        44
   4    OPERATING EXPENSES                                    4,944,649       15      4,477,298        15
   5    OPERATING INCOME                                     10,802,787       33      8,843,043        29
   6    INTEGRAL FINANCING COST                               1,782,030        5      1,566,687         5
   7    INCOME AFTER INTEGRAL FINANCING COST                  9,020,757       28      7,276,356        24
   8    OTHER FINANCIAL OPERATIONS                              694,122        2        940,583         3
   9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
        SHARING                                               8,326,635       26      6,335,773        21
  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
        SHARING                                                 771,150        2      1,215,545         4
  11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
        SHARING                                               7,555,485       23      5,120,228        17
  12    SHARE IN NET INCOME OF NON-CONSOLIDATED
        SUBSIDIARIES AND ASSOCIATES                             160,158        0        635,490         2
  13    CONSOLIDATED NET INCOME OF CONTINUING
        OPERATIONS                                            7,715,643       24      5,755,718        19
  14    INCOME FROM DISCONTINUED OPERATIONS                           0        0              0         0
  15    CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                                   7,715,643       24      5,755,718        19
  16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                     0        0              0         0
  17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET           506,080        2      1,055,636         3
  18    NET CONSOLIDATED INCOME                               7,209,563       22      4,700,082        16
  19    NET INCOME OF MINORITY INTEREST                       1,084,021        3        239,475         1
  20    NET INCOME OF MAJORITY INTEREST                       6,125,542       19      4,460,607        15

                                     CONSOLIDATED STATEMENTS OF INCOME
                                        BREAKDOWN OF MAIN CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  R                                                            AMOUNT       %          AMOUNT        %
---------------------------------------------------------------------------------------------------------
   1    NET SALES                                            32,481,041    100       30,291,209     100
  21    DOMESTIC                                             28,717,614     88       25,629,888      85
  22    FOREIGN                                               3,763,427     12        4,661,321      15
  23    TRANSLATED INTO DOLLARS (***)                           354,155      1          404,609       1

   6    INTEGRAL FINANCING COST                               1,782,030    100        1,566,687     100
  24    INTEREST EXPENSE                                      2,102,724    118        1,987,372     127
  25    FOREIGN EXCHANGE LOSS                                   727,547     41           95,179       6
  26    INTEREST INCOME                                         932,124     52          678,391      43
  27    FOREIGN EXCHANGE GAIN                                         0      0                0       0
  28    RESULT FROM MONETARY POSITION                          (147,892)    (8)         (15,318)     (1)
  42    LOSS ON RESTATEMENT OF UDI'S                             31,775      2          177,845      11
  43    GAIN ON RESTATEMENT OF UDI'S                                  0      0                0       0

   8    OTHER FINANCIAL OPERATIONS                              694,122    100          940,583     100
  29    OTHER EXPENSE (INCOME) NET                              694,122    100          940,583     100
  30    (GAIN) LOSS ON SALE OF OWN SHARES                             0      0                0       0
  31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                 0      0                0       0

  10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING       771,150    100        1,215,545     100
  32    INCOME TAX                                            1,630,134    211          617,375      51
  33    DEFERRED INCOME TAX                                    (878,891)  (114)         591,434      49
  34    EMPLOYEES' PROFIT SHARING                                19,907      3            6,736       1
  35    DEFERRED EMPLOYEES' PROFIT SHARING                            0      0                0       0

  (***) THOUSANDS OF DOLLARS


                                     CONSOLIDATED STATEMENTS OF INCOME
                                              OTHER CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  R                                                               AMOUNT                     AMOUNT
---------------------------------------------------------------------------------------------------------
 36    TOTAL SALES                                             34,999,429                  32,213,056
 37    TAX RESULT FOR THE YEAR                                  4,277,344                     215,098
 38    NET SALES (**)                                          32,481,041                  30,291,209
 39    OPERATING INCOME (**)                                   10,802,787                   8,843,043
 40    NET INCOME OF MAJORITY INTEREST (**)                     6,125,542                   4,460,607
 41    NET CONSOLIDATED INCOME (**)                             7,209,563                   4,700,082

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                             FROM OCTOBER 1 THROUGH DECEMBER 31, 2005 AND 2004
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  R                                                            AMOUNT       %           AMOUNT      %
---------------------------------------------------------------------------------------------------------
  1    NET SALES                                             9,651,895     100        8,694,517    100
  2    COST OF SALES                                         4,755,657      49        4,529,164     52
  3    GROSS PROFIT                                          4,896,238      51        4,165,353     48
  4    OPERATING EXPENSES                                    1,399,630      15        1,229,574     14
  5    OPERATING INCOME                                      3,496,608      36        2,935,779     34
  6    INTEGRAL FINANCING COST                                 318,142       3          468,277      5
  7    INCOME AFTER INTEGRAL FINANCING COST                  3,178,466      33        2,467,502     28
  8    OTHER FINANCIAL OPERATIONS                              118,237       1           63,368      1
  9    INCOME BEFORE TAXES AND EMPLOYEES' PROFIT
       SHARING                                               3,060,229      32        2,404,134     28
 10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT
       SHARING                                                (444,791)     (5)         384,619      4
 11    NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT
       SHARING                                               3,505,020      36        2,019,515     23
 12    SHARE IN NET INCOME OF NON-CONSOLIDATED
       SUBSIDIARIES AND ASSOCIATES                             (17,103)     (0)          53,071      1
 13    CONSOLIDATED NET INCOME OF CONTINUING
       OPERATIONS                                            3,487,917      36        2,072,586     24
 14    INCOME FROM DISCONTINUED OPERATIONS                           0       0                0      0
 15    CONSOLIDATED NET INCOME BEFORE
       EXTRAORDINARY ITEMS                                   3,487,917      36        2,072,586     24
 16    EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)                     0       0                0      0
 17    CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET           323,698       3           (5,317)    (0)
 18    NET CONSOLIDATED INCOME                               3,164,219      33        2,077,903     24
 19    NET INCOME OF MINORITY INTEREST                         647,191       7          179,230      2
 20    NET INCOME OF MAJORITY INTEREST                       2,517,028      26        1,898,673     22

                                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                                        BREAKDOWN OF MAIN CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                 CURRENT YEAR              PREVIOUS YEAR
                                                            --------------------     --------------------
  R                                                            AMOUNT       %           AMOUNT      %
---------------------------------------------------------------------------------------------------------
  1    NET SALES                                             9,651,895     100        8,694,517    100
 21    DOMESTIC                                              8,618,849      89        7,712,852     89
 22    FOREIGN                                               1,033,046      11          981,665     11
 23    TRANSLATED INTO DOLLARS (***)                           104,483       1           97,541      1

  6    INTEGRAL FINANCING COST                                 318,142     100          468,277    100
 24    INTEREST EXPENSE                                        521,776     164          648,324    138
 25    FOREIGN EXCHANGE LOSS                                   136,593      43           74,122     16
 26    INTEREST INCOME                                         192,702      61          191,011     41
 27    FOREIGN EXCHANGE GAIN                                         0       0                0      0
 28    RESULT FROM MONETARY POSITION                          (160,732)    (51)        (126,921)   (27)
 42    LOSS ON RESTATEMENT OF UDI'S                             13,207       4           63,763     14
 43    GAIN ON RESTATEMENT OF UDI'S                                  0       0                0      0

  8    OTHER FINANCIAL OPERATIONS                              118,237     100           63,368    100
 29    OTHER EXPENSE (INCOME) NET                              118,237     100           63,368    100
 30    (GAIN) LOSS ON SALE OF OWN SHARES                             0       0                0      0
 31    (GAIN) LOSS ON SALE OF SHORT-TERM INVESTMENTS                 0       0                0      0

 10    PROVISION FOR TAXES AND EMPLOYEES' PROFIT SHARING      (444,791)   (100)         384,619    100
 32    INCOME TAX                                              581,408     131          198,228     52
 33    DEFERRED INCOME TAX                                  (1,041,438)   (234)         183,949     48
 34    EMPLOYEES' PROFIT SHARING                                15,239       3            2,442      1
 35    DEFERRED EMPLOYEES' PROFIT SHARING                            0       0                0      0

(***) THOUSANDS OF DOLLARS

                         CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                             FROM JANUARY 1 THROUGH DECEMBER 31, 2005 AND 2004
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                              CURRENT YEAR           PREVIOUS YEAR
                                                         --------------------  --------------------
  C                                                            AMOUNT                  AMOUNT
---------------------------------------------------------------------------------------------------
  1    CONSOLIDATED NET INCOME                                7,209,563              4,700,082
  2    + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING RESOURCES                                2,154,808              3,566,094
  3    RESOURCES FROM NET INCOME FOR THE YEAR                 9,364,371              8,266,176
  4    RESOURCES FROM CHANGE IN WORKING CAPITAL               1,932,615               (244,689)
  5    RESOURCES PROVIDED BY (USED FOR) OPERATING
       ACTIVITIES                                            11,296,986              8,021,487
  6    CASH FLOW FROM EXTERNAL FINANCING                     (4,680,118)             1,839,522
  7    CASH FLOW FROM INTERNAL FINANCING                     (5,185,654)            (4,239,472)
  8    RESOURCES PROVIDED BY (USED FOR) FINANCING
       ACTIVITIES                                            (9,865,772)            (2,399,950)
  9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
       ACTIVITIES                                            (3,848,085)            (2,239,066)
 10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS                                           (2,416,871)             3,382,471
 11    CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD                                   17,195,947             13,813,476
 12    CASH AND SHORT-TERM INVESTMENTS AT THE END
       OF PERIOD                                             14,779,076             17,195,947


                         CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                        BREAKDOWN OF MAIN CONCEPTS
                                       (Thousands of Mexican Pesos)

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                  CURRENT YEAR           PREVIOUS YEAR
                                                             --------------------  --------------------
  C                                                                AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------

   2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING RESOURCES                                  2,154,808               3,566,094
  13    DEPRECIATION AND AMORTIZATION FOR THE YEAR               2,418,969               2,144,158
  14     + (-) NET INCREASE (DECREASE) IN PENSIONS
        AND SENIORITY PREMIUMS                                           0                       0
  15     + (-) NET LOSS (GAIN) IN FOREIGN EXCHANGE                       0                       0
  16     + (-) NET LOSS (GAIN) IN ASSETS AND LIABILITIES
        RESTATEMENT                                                      0                       0
  17     + (-) OTHER ITEMS                                               0                       0
  40     + (-) OTHER NON-EBITDA ITEMS                             (264,161)              1,421,936

   4    RESOURCES FROM CHANGE IN WORKING CAPITAL                 1,932,615                (244,689)
  18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE       (2,292,060)                 71,630
  19     + (-) DECREASE (INCREASE) IN INVENTORIES                1,023,355                 210,173
  20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
        RECEIVABLE                                                 600,308                (343,290)
  21     + (-) INCREASE (DECREASE) IN SUPPLIERS                    748,311                (625,630)
  22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES          1,852,701                 442,428

   6    CASH FLOW FROM EXTERNAL FINANCING                       (4,680,118)              1,839,522
  23     + SHORT-TERM BANK AND STOCK MARKET FINANCING                    0                       0
  24     + LONG-TERM BANK AND STOCK MARKET FINANCING             6,375,900               4,313,582
  25     + DIVIDEND RECEIVED                                             0                       0
  26     + OTHER FINANCING                                               0                       0
  27     (-) BANK FINANCING AMORTIZATION                        (1,171,662)             (1,432,210)
  28     (-) STOCK MARKET FINANCING AMORTIZATION                (8,651,139)                      0
  29     (-) OTHER FINANCING AMORTIZATION                       (1,233,217)             (1,041,850)

   7    CASH FLOW FROM INTERNAL FINANCING                       (5,185,654)             (4,239,472)
  30     + (-) INCREASE (DECREASE) IN CAPITAL STOCK                      0                       0
  31     (-) DIVIDENDS PAID                                     (4,305,789)             (4,114,064)
  32     + PREMIUM ON SALE OF SHARES                                     0                       0
  33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES              (879,865)               (125,408)

   9    RESOURCES PROVIDED BY (USED FOR) INVESTMENT
        ACTIVITIES                                              (3,848,085)             (2,239,066)
  34     + (-) DECREASE (INCREASE) IN  PERMANENT INVESTMENTS    (1,095,224)               (209,655)
  35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT       (2,738,095)             (2,094,532)
  36     (-) INCREASE IN CONSTRUCTION IN PROGRESS                        0                       0
  37     + SALE OF OTHER PERMANENT INVESTMENTS                           0                       0
  38     + SALE OF TANGIBLE FIXED ASSETS                           317,008                 153,493
  39     + (-) OTHER ITEMS                                        (331,774)                (88,372)


                                                RATIOS
                                             CONSOLIDATED

                                                                                          FINAL PRINTING

 REF
                      CONCEPTS                                    CURRENT YEAR           PREVIOUS YEAR
  P
-------------------------------------------------------------------------------------------------------
      YIELD
 1    NET INCOME TO NET SALES                                     22.20     %            15.52     %
 2    NET INCOME TO STOCKHOLDERS' EQUITY (**)                     21.12     %            15.57     %
 3    NET INCOME TO TOTAL ASSETS (**)                              9.61     %             6.16     %
 4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                  96.53     %             0.00     %
 5    RESULT FROM MONETARY POSITION TO NET INCOME                  2.05     %             0.33     %

      ACTIVITY
 6    NET SALES TO NET ASSETS (**)                                 0.43  times            0.40  times
 7    NET SALES TO FIXED ASSETS (**)                               1.65  times            1.53  times
 8    INVENTORIES TURNOVER (**)                                    4.45  times            3.86  times
 9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                          134  days              120  days
10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)           10.65     %             8.14     %

      LEVERAGE
11    TOTAL LIABILITIES TO TOTAL ASSETS                           60.20     %            62.64     %
12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                    1.51  times            1.68  times
13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES           38.10     %            37.00     %
14    LONG-TERM LIABILITIES TO FIXED ASSETS                      100.29     %           108.88     %
15    OPERATING INCOME TO INTEREST PAID                            5.14  times            4.45  times
16    NET SALES TO TOTAL LIABILITIES (**)                          0.72  times            0.63  times

      LIQUIDITY
17    CURRENT ASSETS TO CURRENT LIABILITIES                        4.96  times            3.88  times
18    CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                                  4.41  times            3.39  times
19    CURRENT ASSETS TO TOTAL LIABILITIES                          0.75  times            0.74  times
20    AVAILABLE ASSETS TO CURRENT LIABILITIES                    217.40     %           189.49     %

      CASH FLOW
21    RESOURCES FROM NET INCOME TO NET SALES                      28.83     %            27.29     %
22    RESOURCES FROM CHANGES IN WORKING CAPITAL
      TO NET SALES                                                 5.95     %            (0.81)    %
23    RESOURCES GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                                5.37  times            4.04  times
24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY
      (USED FOR) FINANCING                                        47.44     %           (76.65)    %
25    INTERNAL FINANCING TO RESOURCES PROVIDED BY
      (USED FOR) FINANCING                                        52.56     %           176.65     %
26    ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT
      ACTIVITIES                                                  71.15     %            93.54     %

(**) RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                                            DATA PER SHARE
                                   CONSOLIDATED FINANCIAL STATEMENT

                                                                                FINAL PRINTING

 REF
                      CONCEPTS                                  CURRENT YEAR           PREVIOUS YEAR
                                                             --------------------  --------------------
  D                                                                AMOUNT                  AMOUNT
-------------------------------------------------------------------------------------------------------

  1    BASIC PROFIT PER ORDINARY SHARE (**)                   $     .02              $     .01
  2    BASIC PROFIT PER PREFERRED SHARE (**)                  $     .00              $     .00
  3    DILUTED PROFIT PER ORDINARY SHARE (**)                 $     .00              $     .00
  4    CONTINUING OPERATING PROFIT PER COMMON
       SHARE (**)                                             $     .02              $     .02
  5    EFFECT OF DISCONTINUED OPERATION ON
       CONTINUING OPERATING PROFIT PER SHARE (**)             $     .00              $     .00
  6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUING OPERATING PROFIT PER SHARE (**)             $     .00              $     .00
  7    EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
       CONTINUING OPERATING PROFIT PER SHARE (**)             $     .00              $     .00
  8    CARRYING VALUE PER SHARE                               $     .09              $     .08
  9    CASH DIVIDEND ACCUMULATED PER SHARE                    $     .01              $     .42
 10    DIVIDEND IN SHARES PER SHARE                                 .00 shares             .10 shares
 11    MARKET PRICE TO CARRYING VALUE                              4.28 times             3.43 times
 12    MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                                 20.34 times            22.26 times
 13    MARKET PRICE TO BASIC PROFIT PER PREFERRED
       SHARE (**)                                                   .00 times              .00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                       FINANCIAL STATEMENT NOTES (1)
                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

     LINE S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOURTH QUARTER OF 2005, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.49,605, WHICH CANNOT BE PRESENTED IN LINE S52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

     STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

     LINE C33 "CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES" INCLUDES PS.314,559 OF RESALE OF SHARES REPURCHASED, AND PS.(1,194,424) OF REPURCHASE OF SHARES.

     THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS RESTRICTED TO CERTAIN STANDARD CONCEPTS.

  (1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                                                                                          CONSOLIDATED
                                                                                          FINAL PRINTING

                                       ANALYSIS OF PAID CAPITAL STOCK
                                       CHARACTERISTICS OF THE SHARES

AUDITED INFORMATION

                                                                                                      CAPITAL STOCK
                                                     NUMBER OF SHARES                          (THOUSANDS OF MEXICAN PESOS)
                             ----------------------------------------------------------------  ----------------------------
          NOMINAL   VALID          FIXED        VARIABLE                         FREE
 SERIES    VALUE    COUPON        PORTION       PORTION        MEXICAN        SUBSCRIPTION          FIXED        VARIABLE
-------  --------  --------  -----------------  --------  ----------------  -----------------  --------------  ------------
A                        0    114,245,852,915              114,245,852,915                         852,636
B                        0     53,970,590,013               53,970,590,013                         411,974
D                        0     85,862,244,071               85,862,244,071                         629,782
L                        0     85,862,244,071                                 85,862,244,071       629,782
TOTAL                         339,940,931,070         0    254,078,686,999    85,862,244,071     2,524,174              0


TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT
    339,940,931,070

SHARES REPRESENTED BY:

CPOs :    117 SHARES (25 SERIES A, 22 SERIES B, 35 SERIES D AND 35 SERIES L)
UNITS :   0
ADRSs :   0
GDRSs :   0
ADSs :    0
GDSs :    TWENTY CPOs


                             SHARES REPURCHASED

                                            MARKET VALUE OF THE SHARE
                  NUMBER OF            AT REPURCHASE         AT END OF THE
SERIES              SHARES             AVERAGE PRICE         QUARTER PRICE
---------------------------------------------------------------------------
   A           10,490,391,260              0.19822               0.36521
   B            6,299,092,783              0.19822               0.36521
   D            6,271,477,644              0.19822               0.36521
   L            6,271,477,644              0.19822               0.36521



NOTES:

     THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES
     REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.







-----------------------------              -------------------------------
    EMILIO AZCARRAGA JEAN                         SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE                   CHIEF FINANCIAL OFFICER
          OFFICER





                      MEXICO, D.F., FEBRUARY 23, 2005

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE:   TLEVISA                             DATE:  2/24/2006
GRUPO TELEVISA, S.A.

GENERAL DATA OF ISSUER
===========================================================================

COMPANY'S NAME:               GRUPO TELEVISA, S.A.
ADDRESS:                      AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-20-00
FAX:                          5261-24-94
INTERNET ADDRESS:             www.televisa.com.mx

TAX DATA OF THE ISSUER
===========================================================================

COMPANY TAX CODE:             GTE901219GK3
ADDRESS:                      AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

---------------------------------------------------------------------------
NAME:                         C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-77
FAX:                          5261-20-43
E-MAIL:                       rglima@televisa.com.mx

EXECUTIVES' DATA
===========================================================================

BMV POSITION:                 CHAIRMAN OF THE BOARD
POSITION:                     CHAIRMAN OF THE BOARD
NAME:                         SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                      AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                 DOCTORES
ZIP CODE:                     06724
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5709-42-89
FAX:                          5709-39-88
E-MAIL:                       emilio@televisa.com.mx

===========================================================================
BMV POSITION:                 GENERAL DIRECTOR
POSITION:                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                         SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                      AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:                 DOCTORES
ZIP CODE:                     06724
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5709-42-89
FAX:                          5709-39-88
E-MAIL:                       emilio@televisa.com.mx
---------------------------------------------------------------------------

BMV POSITION:                 FINANCE DIRECTOR
POSITION:                     CHIEF FINANCIAL OFFICER
NAME:                         LIC. SALVI FOLCH VIADERO
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-80
FAX:                          5261-20-39
E-MAIL:                       sfolch@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING CORPORATE INFORMATION
                              THROUGH EMISNET
POSITION:                     DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                         C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-77
FAX:                          5261-20-43
E-MAIL:                       rglima@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING SHARE REPURCHASE
                              INFORMATION THROUGH EMISNET
POSITION:                     VICE PRESIDENT OF CORPORATE FINANCE
NAME:                         LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-58
FAX:                          5261-25-24
E-MAIL:                       apenna@televisa.com.mx


===========================================================================
BMV POSITION:                 RESPONSIBLE FOR LEGAL MATTERS
POSITION:                     VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF
                              GRUPO TELEVISA
NAME:                         LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-85
FAX:                          5261-25-46
E-MAIL:                       jmijares@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 SECRETARY OF THE BOARD OF DIRECTORS
POSITION:                     EXTERNAL GENERAL COUNSEL
NAME:                         LIC. RICARDO MALDONADO YANEZ
ADDRESS:                      MONTES URALES # 505, PISO 3
NEIGHBORHOOD:                 LOMAS DE CHAPULTEPEC
ZIP CODE:                     11000
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5201-74-47
FAX:                          5520-10-65
E-MAIL:                       rmaldonado@macf.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:                     COUNSEL OF THE PRESIDENT
NAME:                         LIC. JULIO BARBA HURTADO
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-23
FAX:
E-MAIL:                       jbarbah@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR INFORMATION FOR INVESTORS
POSITION:                     DIRECTOR OF INVESTOR RELATIONS
NAME:                         LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-46
FAX:                          5261-24-94
E-MAIL:                       mboyance@televisa.com.mx


===========================================================================
BMV POSITION:                 RESPONSIBLE FOR SENDING INFORMATION THROUGH
                              EMISNET
POSITION:                     SECRETARY OF THE BOARD OF DIRECTORS
NAME:                         LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-25-85
FAX:                          5261-25-46
E-MAIL:                       jmijares@televisa.com.mx

---------------------------------------------------------------------------

BMV POSITION:                 RESPONSIBLE FOR SENDING RELEVANT EVENTS
                              THROUGH EMISNET
POSITION:                     DIRECTOR OF INVESTOR RELATIONS
NAME:                         LIC. MICHEL BOYANCE BALDWIN
ADDRESS:                      AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:                 SANTA FE
ZIP CODE:                     01210
CITY AND STATE:               MEXICO, D.F.
TELEPHONE:                    5261-24-46
FAX:                          5261-24-94
E-MAIL:                       mboyance@televisa.com.mx


BOARD OF DIRECTORS

===========================================================================

POSITION :        PRESIDENT(S)

NAME :            EMILIO FERNANDO AZCARRAGA JEAN

---------------------------------------------------------------------------
POSITION :        VICE PRESIDENT(S)

NAME :            MARIA ASUNCION ARAMBURUZABALA LARREGUI

---------------------------------------------------------------------------
POSITION :        DIRECTOR(S)

NAME :            PEDRO ASPE ARMELLA
NAME :            ALBERTO BAILLERES GONZALEZ
NAME :            JULIO BARBA HURTADO
NAME :            JOSE ANTONIO BASTON PATINO
NAME :            MANUEL JORGE CUTILLAS COVANI
NAME :            ALFONSO DE ANGOITIA NORIEGA
NAME :            CARLOS FERNANDEZ GONZALEZ
NAME :            BERNARDO GOMEZ MARTINEZ
NAME :            CLAUDIO X. GONZALEZ LAPORTE
NAME :            ROBERTO HERNANDEZ RAMIREZ
NAME :            ENRIQUE KRAUZE KLEINBORT
NAME :            GERMAN LARREA MOTA VELAZCO
NAME :            GILBERTO PEREZALONSO CIFUENTES
NAME :            ALEJANDRO QUINTERO INIGUEZ
NAME :            FERNANDO SENDEROS MESTRE
NAME :            ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :            CARLOS SLIM DOMIT
NAME :            LORENZO H. ZAMBRANO TREVINO

---------------------------------------------------------------------------
POSITION :        ALTERNATE DIRECTOR(S)

NAME :            HERBERT ALLEN III
NAME :            JUAN PABLO ANDRADE FRICH
NAME :            LUCRECIA ARAMBURUZABALA LARREGUI
NAME :            FELIX ARAUJO RAMIREZ
NAME :            MAXIMILIANO ARTEAGA CARLEBACH
NAME :            JOAQUIN BALCARCEL SANTA CRUZ
NAME :            JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :            RAFAEL CARABIAS PRINCIPE
NAME :            FRANCISCO JOSE CHEVEZ ROBELO
NAME :            JOSE LUIS FERNANDEZ FERNANDEZ
NAME :            SALVI FOLCH VIADERO
NAME :            LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :            JOSE HEREDIA BRETON
NAME :            JOSE ANTONIO LARA DEL OLMO
NAME :            JORGE LUTTEROTH ECHEGOYEN
NAME :            JUAN SEBASTIAN MIJARES ORTEGA
NAME :            ALBERTO MONTIEL CASTELLANOS
NAME :            RAUL MORALES MEDRANO
NAME :            ALEXANDRE MOREIRA PENNA DA SILVA
NAME :            GUILLERMO NAVA GOMEZ-TAGLE

---------------------------------------------------------------------------
POSITION :        STATUTORY AUDITOR(S)

NAME :            MARIO SALAZAR ERDMANN

---------------------------------------------------------------------------
POSITION :        ALTERNATE STATUTORY AUDITOR(S)

NAME :            JOSE MIGUEL ARRIETA MENDEZ

---------------------------------------------------------------------------
POSITION :        SECRETARY(IES) OF THE BOARD

NAME :            RICARDO MALDONADO YANEZ

---------------------------------------------------------------------------
POSITION :        ALTERNATE SECRETARY(IES) OF THE BOARD

NAME :            JULIO BARBA HURTADO

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                       QUARTER: 4    YEAR:  2005

GRUPO TELEVISA, S.A.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


                                    ANNEX 1
                                                                CONSOLIDATED
                                                             FINAL PRINTING
------------------------------------------------------------------------------

MEXICO CITY, D.F., FEBRUARY 23, 2006--GRUPO TELEVISA,  S.A. (NYSE:TV;  BMV:
TLEVISA CPO; "TELEVISA" OR "THE COMPANY") TODAY ANNOUNCED RESULTS FOR THE FOURTH QUARTER AND THE FULL YEAR 2005. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005.

EFFECTIVE OCTOBER 1, 2004, WE AMENDED CERTAIN AGREEMENTS IN OUR PUBLISHING DISTRIBUTION SEGMENT AND CHANGED THE ACCOUNTING TREATMENT OF THE RECOGNITION OF SALES AND COST OF GOODS SOLD. THIS CHANGE DOES NOT AFFECT OUR OIBDA RESULTS. IN ADDITION, BEGINNING APRIL 1, 2004, WE BEGAN TO INCLUDE THE CONSOLIDATED RESULTS OF SKY MEXICO IN OUR CONSOLIDATED STATEMENTS OF INCOME. PRO-FORMA RESULTS GIVE EFFECT TO THESE EVENTS AS IF THEY OCCURRED BEGINNING JANUARY 1, 2004.


NET SALES

PRO-FORMA NET SALES INCREASED 8% TO PS.32,481 MILLION IN 2005 COMPARED WITH PS.30,080.3 MILLION IN 2004. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN SKY MEXICO, TELEVISION BROADCASTING, PUBLISHING, PAY TELEVISION NETWORKS, CABLE TELEVISION, RADIO, PUBLISHING DISTRIBUTION, AND OTHER BUSINESSES, AND WAS PARTIALLY OFFSET BY LOWER SALES IN OUR PROGRAMMING EXPORTS SEGMENT.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION ("OIBDA")

PRO-FORMA CONSOLIDATED OIBDA INCREASED 16% TO PS.13,221.8 MILLION IN 2005 COMPARED WITH PS.11,401.4 MILLION IN 2004. OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 40.7%, UP FROM A PRO-FORMA MARGIN OF 37.9% REPORTED LAST YEAR DUE TO HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES. IN ADDITION, PRO-FORMA CONSOLIDATED OPERATING INCOME ROSE 19.3% TO PS.10,802.8 MILLION IN 2005 COMPARED WITH PS.9,053.1 MILLION IN 2004.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.2,419.0 MILLION IN 2005 AND PS.2,348.3 MILLION IN 2004.

NET INCOME

NET INCOME INCREASED 37.3% TO PS.6,125.5 MILLION IN 2005 COMPARED WITH PS.4,460.6 MILLION IN 2004. THE NET INCREASE OF PS.1,664.9 MILLION REFLECTED I) A PS.2,234.6 MILLION INCREASE IN OIBDA, II) A PS.178.5 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES, III) A PS.68 MILLION DECREASE IN OTHER EXPENSE, NET, IV) A PS.444.3 MILLION DECREASE IN INCOME TAXES, AND V) A PS.549.5 MILLION DECREASE IN CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.274.8 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION, II) A PS.215.4 MILLION INCREASE IN INTEGRAL COST OF FINANCING, III) A PS.475.3 MILLION DECREASE IN EQUITY INCOME OF AFFILIATES, AND IV) A PS.844.5 MILLION INCREASE IN MINORITY INTEREST.

FOURTH-QUARTER RESULTS AND FULL-YEAR, PRO FORMA RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2005 AND 2004 AND FULL-YEAR AND PRO-FORMA RESULTS ENDED DECEMBER 31, 2005 AND 2004, FOR EACH OF OUR BUSINESS SEGMENTS.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 7.1% TO PS.5,844.6 MILLION COMPARED WITH PS.5,459.0 MILLION IN 2004. FULL-YEAR SALES INCREASED 5.1% TO PS.18,570.8 MILLION COMPARED WITH PS.17,671.9 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO HIGHER ADVERTISING REVENUES, DRIVEN MAINLY BY OUR TELENOVELAS AND REALITY SHOWS, AS WELL AS BY HIGHER LOCAL SALES.

FOURTH-QUARTER OIBDA INCREASED 13.4% TO PS.2,899.2 MILLION COMPARED WITH PS.2,555.9 MILLION IN 2004, AND OIBDA MARGIN REACHED 49.6%. FULL-YEAR OIBDA INCREASED 10.4% TO PS.8,852.6 MILLION COMPARED WITH PS.8,018.8 MILLION IN 2004, AND OIBDA MARGIN REACHED AN ALL-TIME HIGH OF 47.7%, REFLECTING HIGHER SALES AND A MARGINAL INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 47.5% TO PS.322.7 MILLION COMPARED WITH PS.218.8 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 34.3% TO PS.1,111.2 MILLION COMPARED WITH PS.827.5 MILLION IN 2004. THE
ANNUAL INCREASE REFLECTS I) SALES OF PS.81 MILLION IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; II) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; AND III) HIGHER ADVERTISING SALES.

FOURTH-QUARTER OIBDA ROSE 112.3% TO PS.172.4 MILLION COMPARED WITH PS.81.2 MILLION IN 2004, AND OIBDA MARGIN REACHED 53.4%. FULL-YEAR OIBDA INCREASED 67.9% TO PS.518.1 MILLION COMPARED WITH PS.308.5 MILLION IN 2004, AND OIBDA MARGIN REACHED 46.6%. THESE RESULTS WERE DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES. TUTV CONTRIBUTED PS.33.8 MILLION TO OIBDA IN 2005.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES DECREASED 3.1% TO PS.492.0 MILLION COMPARED WITH PS.507.9 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES DECREASED 5.3% TO PS.1,875.9 MILLION COMPARED WITH PS.1,981.2 MILLION IN 2004. THE ANNUAL DECREASE REFLECTS I) A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.151.9 MILLION; AND
II) LOWER PROGRAMMING SALES IN EUROPE. THESE DECREASES WERE PARTIALLY OFFSET BY I) A 4.6% INCREASE IN THE ROYALTIES PAID TO THE COMPANY UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO US$109.8 MILLION IN 2005 COMPARED WITH US$105 MILLION IN 2004; AND II) HIGHER PROGRAMMING SALES TO ASIA AND AFRICA.

FOURTH-QUARTER OIBDA DECREASED 9.2% TO PS.185.7 MILLION COMPARED WITH PS.204.6 MILLION IN 2004, AND OIBDA MARGIN CAME IN AT 37.7%. FULL-YEAR OIBDA DECREASED 11.6% TO PS.668.7 MILLION COMPARED WITH PS.756.1 MILLION IN 2004, AND OIBDA MARGIN DECREASED TO 35.6% FROM 38.2% IN 2004 DUE TO LOWER SALES AND HIGHER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY LOWER COST OF SALES.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 14% TO PS.752.9 MILLION COMPARED WITH PS.660.7 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 15.8% TO PS.2,505.5 MILLION COMPARED WITH PS.2,163.1 MILLION IN 2004. THE ANNUAL INCREASE REFLECTS HIGHER MAGAZINE CIRCULATION AND AN INCREASE IN ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.59.6 MILLION.

FOURTH-QUARTER OIBDA ROSE 10.5% TO PS.178.6 MILLION COMPARED WITH PS.161.7 MILLION IN 2004, AND OIBDA MARGIN REACHED 23.7%. FULL-YEAR OIBDA INCREASED 9.4% TO PS.480.1 MILLION COMPARED WITH PS.438.9 MILLION IN 2004, AND OIBDA MARGIN WAS 19.2%, DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

FOURTH-QUARTER SALES INCREASED 3.6% TO PS.106.1 MILLION COMPARED WITH PS.102.4 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 5.5% TO PS.402.2 MILLION COMPARED WITH PS.381.1 MILLION IN 2004. THE ANNUAL INCREASE REFLECTS I) HIGHER CIRCULATION, IN MEXICO AND ABROAD, OF MAGAZINES PUBLISHED BY THE COMPANY; AND II) HIGHER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES. THESE INCREASES WERE PARTIALLY OFFSET BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.15.8 MILLION.

FOURTH-QUARTER OIBDA INCREASED TO PS.4.3 MILLION COMPARED WITH A LOSS OF PS.12.8 MILLION IN 2004, AND OIBDA MARGIN REACHED 4.1%. FULL-YEAR OIBDA ROSE TO PS.6.6 MILLION COMPARED WITH A LOSS OF PS.26.2 MILLION IN 2004, AND OIBDA MARGIN REACHED 1.6%, DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

SKY MEXICO

FOURTH-QUARTER SALES INCREASED 21.7% TO PS.1,558.1 MILLION COMPARED WITH PS.1,280.4 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 21.5% TO PS.5,986.5 MILLION COMPARED WITH PS.4,928 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO A 24.7% INCREASE IN THE SUBSCRIBER BASE AND REVENUES FROM PAY-PER-VIEW, PRIMARILY FROM NON-RECURRING SPORTS EVENTS BROADCASTED ON AN EXCLUSIVE BASIS. AS OF DECEMBER 31, 2005, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS REACHED 1,250,600 (INCLUDING 70,100 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,002,500 GROSS ACTIVE SUBSCRIBERS (INCLUDING 60,700 COMMERCIAL SUBSCRIBERS) LAST YEAR.

FOURTH-QUARTER OIBDA INCREASED 42% TO PS.686.5 MILLION COMPARED WITH PS.483.5 MILLION IN 2004, AND OIBDA MARGIN REACHED 44.1%. FULL-YEAR OIBDA INCREASED 40% TO PS.2,516.8 MILLION COMPARED WITH PS.1,797.4 MILLION IN 2004, AND OIBDA MARGIN REACHED 42%. THESE RESULTS CAME FROM HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

IN ADDITION, DURING THE FOURTH QUARTER SKY MEXICO RECOGNIZED A BENEFIT FOR ITS CUMULATIVE TAX-LOSS CARRYFORWARDS AS OF DECEMBER 31, 2005 (BY REVERSING A RELATED VALUATION ALLOWANCE RECOGNIZED IN PRIOR YEARS), IN CONNECTION WITH ITS EXPECTED TAXABLE INCOME POSITION FOR THE NEXT COMING YEARS AND IN ACCORDANCE WITH MEXICAN GAAP BULLETIN D-4, WHICH IS SIMILAR TO STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109, "ACCOUNTING FOR INCOME TAXES."

IN FEBRUARY 2006, SKY MEXICO ("INNOVA") AND ITS PARTNERS COMPLETED THE PREVIOUSLY DISCLOSED TRANSACTIONS BY WHICH AFFILIATES OF THE DIRECTV GROUP, INC. (WHICH IS 34% OWNED BY NEWS CORPORATION), ACQUIRED THE DIRECT AND INDIRECT EQUITY INTERESTS IN INNOVA FORMERLY HELD BY NEWS CORPORATION AND LIBERTY MEDIA. ACCORDINGLY, TELEVISA AND DIRECTV CURRENTLY OWN 52.7% AND 47.3%, RESPECTIVELY, OF THE EQUITY OF INNOVA. IN ADDITION, TELEVISA HAS THE RIGHT TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. IF TELEVISA ELECTS TO ACQUIRE THIS INTEREST, THEN TELEVISA AND DIRECTV WOULD OWN 58.7% AND 41.3%, RESPECTIVELY, OF INNOVA'S EQUITY.

CABLE TELEVISION

FOURTH-QUARTER SALES INCREASED 28% TO PS.389.9 MILLION COMPARED WITH PS.304.5 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 20.6% TO PS.1,405.1 MILLION COMPARED WITH PS.1,165.5 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) AN 18.9% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF DECEMBER 31, 2005, REACHED 422,088 (INCLUDING 283,207 DIGITAL SUBSCRIBERS) COMPARED WITH LAST YEAR'S SUBSCRIBER BASE OF 355,017 (INCLUDING 122,975 DIGITAL SUBSCRIBERS); II) A 130.4% INCREASE IN BROADBAND SUBSCRIBERS TO 60,986 COMPARED WITH 26,466 REPORTED LAST YEAR; AND III) A 6% RATE INCREASE IN CABLEVISION VIDEO SERVICE PACKAGES EFFECTIVE MARCH 1, 2005.

FOURTH-QUARTER OIBDA INCREASED 78.1% TO PS.171.5 MILLION COMPARED WITH PS.96.3 MILLION IN 2004, AND OIBDA MARGIN REACHED 44%. FULL-YEAR OIBDA INCREASED 32.9% TO PS.489.6 MILLION COMPARED WITH PS.368.4 MILLION IN 2004, AND OIBDA MARGIN REACHED 34.8%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

RADIO

FOURTH-QUARTER SALES INCREASED 11.4% TO PS.107.8 MILLION COMPARED WITH PS.96.8 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 12.8% TO PS.344.7 MILLION COMPARED WITH PS.305.6 MILLION IN 2004. THE ANNUAL INCREASE CAME FROM HIGHER ADVERTISING TIME SOLD, MAINLY IN OUR NEWS AND SPORTS PROGRAMS, AS WELL AS FROM SALES GENERATED BY OUR AFFILIATION AGREEMENT WITH RADIORAMA.

FOURTH-QUARTER OIBDA INCREASED 21.3% TO PS.25.1 MILLION COMPARED WITH PS.20.7 MILLION IN 2004, AND OIBDA MARGIN REACHED 23.3%. FULL-YEAR OIBDA INCREASED 59.1% TO PS.52.2 MILLION COMPARED WITH PS.32.8 MILLION IN 2004, AND OIBDA MARGIN REACHED 15.1%. THESE RESULTS REFLECTED HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 28.5% TO PS.333.0 MILLION COMPARED WITH PS.259.2 MILLION IN THE SAME PERIOD OF LAST YEAR. FULL-YEAR SALES INCREASED 4.6% TO PS.1,324.3 MILLION COMPARED WITH PS.1,266.3 MILLION IN 2004. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR SPORTS BUSINESS, AS WELL AS IN OUR ESMAS.COM INTERNET PORTAL, INCLUDING SALES RELATED TO OUR SMS MESSAGING SERVICE. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR FEATURE-FILM DISTRIBUTION BUSINESS.

FOURTH-QUARTER OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.104.1 MILLION COMPARED WITH A LOSS OF PS.3.9 MILLION IN 2004. FULL-YEAR OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION INCREASED TO PS.180.4 MILLION COMPARED WITH PS.91.9 MILLION IN 2004. THESE RESULTS WERE ATTRIBUTABLE TO HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2005 AND 2004 AMOUNTED TO PS.1,045.2 MILLION AND PS.891.0 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR 2005 AND 2004 AMOUNTED TO PS.182.5 MILLION AND PS.161.2 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

THE RESULTS OF OPERATIONS OF THE COMPANY'S NATIONWIDE PAGING AND SPORTS BUSINESSES ARE PRESENTED AS DISPOSED OPERATIONS IN 2004.

SALES OF DISPOSED OPERATIONS IN 2004 AMOUNTED TO PS.281.1 MILLION.

OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION OF DISPOSED OPERATIONS AMOUNTED TO PS.40.2 MILLION IN 2004.


NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO THE INTEGRAL COST OF FINANCING INCREASED BY PS.215.4 MILLION, OR 13.7%, TO PS.1,782.1 MILLION IN 2005 COMPARED WITH PS.1,566.7 MILLION IN 2004. THIS INCREASE REFLECTED PRIMARILY A PS.632.4 MILLION INCREASE IN NET FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM THE DIFFERENCE BETWEEN THE SPOT RATE AND THE FOREIGN-EXCHANGE RATE OF THE COUPON SWAPS ENTERED INTO BY US TO SWAP INTO FIXED MEXICAN PESOS UP TO FIVE YEARS OF US-DOLLAR-DENOMINATED COUPONS OF A PORTION OF OUR US-DOLLAR-DENOMINATED OUTSTANDING INDEBTEDNESS, IN CONJUNCTION WITH A 4.69% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2005 COMPARED
WITH A 0.68% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2004. THIS UNFAVORABLE VARIANCE WAS PARTIALLY OFFSET BY I) A PS.30.7 MILLION DECREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A NET DECREASE IN THE AVERAGE AMOUNT OF OUR TOTAL CONSOLIDATED DEBT; II) A PS.253.7 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS AND HIGHER INTEREST RATES IN 2005 COMPARED WITH LAST YEAR; AND III) A PS.132.6 MILLION INCREASE IN GAIN FROM MONETARY POSITION RESULTING PRIMARILY FROM A HIGHER NET LIABILITY POSITION IN 2005 COMPARED WITH 2004, WHICH WAS PARTIALLY OFFSET BY LOWER ANNUAL INFLATION IN 2005 (3.33%) COMPARED WITH 2004 (5.19%).

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.178.5 MILLION, OR 43.7%, TO PS.229.9 MILLION IN 2005 COMPARED WITH PS.408.4 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY THE RECOGNITION IN 2004 OF NON-RECURRING IMPAIRMENT ADJUSTMENTS TO THE CARRYING VALUE OF CERTAIN GOODWILL AND TRADEMARKS, AS WELL AS A DECREASE IN 2005 OF RESTRUCTURING CHARGES IN CONNECTION WITH WORK-FORCE REDUCTIONS. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY CERTAIN NON-RECURRENT EXPENSES INCURRED IN CONNECTION WITH THE PREPAYMENT IN MARCH 2005 OF A PORTION OF OUR UDI-DENOMINATED NOTES DUE 2007 AND OUR SENIOR NOTES DUE 2011.

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.68 MILLION, OR 12.8%, TO PS.464.2 MILLION IN 2005, COMPARED WITH PS.532.2 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY A LOWER EXPENSE IN DONATIONS AND ADVISORY AND PROFESSIONAL SERVICES.

INCOME TAX

INCOME TAX DECREASED BY PS.444.3 MILLION, OR 36.6%, TO PS.771.2 MILLION IN 2005 COMPARED WITH PS.1,215.5 MILLION IN 2004. THIS DECREASE REFLECTED A FAVORABLE EFFECT IN CONSOLIDATED DEFERRED INCOME TAX, PRIMARILY IN
CONJUNCTION WITH THE BENEFIT FOR CUMULATIVE TAX-LOSS CARRYFORWARDS RECOGNIZED BY SKY MEXICO AT DECEMBER 31, 2005, AS A RESULT OF THE EXPECTED TAXABLE INCOME POSITION OF SKY MEXICO FOR THE NEXT FEW YEARS.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES DECREASED BY PS.475.3 MILLION, OR 74.8%, TO PS.160.2 MILLION IN 2005 COMPARED WITH PS.635.5 MILLION IN 2004. THIS DECREASE REFLECTED PRIMARILY THE ABSENCE OF THE EQUITY INCOME RECOGNIZED IN 2004 DUE TO THE REVERSAL OF PREVIOUS EQUITY LOSSES RECOGNIZED IN EXCESS OF OUR INVESTMENT IN SKY MULTI-COUNTRY PARTNERS ("MCOP") IN CONNECTION WITH THE RELEASE OF OUR GUARANTEE OF SATELLITE TRANSPONDER PAYMENTS OF MCOP. THE DECREASE IS ALSO THE RESULT OF A REDUCTION IN EQUITY INCOME OF UNIVISION AND OCESA ENTRETENIMIENTO, OUR LIVE-ENTERTAINMENT JOINT VENTURE WITH
CORPORACION INTERAMERICANA DE ENTRETENIMIENTO, IN WHICH WE HAVE A 40% EQUITY PARTICIPATION.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE

IN 2005, THIS LINE REFLECTED I) THE CUMULATIVE LOSS EFFECT OF PS.323.7 MILLION IN CONNECTION WITH THE ACCRUAL FOR SHARE-BASED COMPENSATION EXPENSE AT DECEMBER 31, 2005, FOR BENEFITS GRANTED TO EXECUTIVES AND EMPLOYEES UNDER THE TERMS OF OUR STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, AS A RESULT OF THE ADOPTION, AS OF THAT DATE, OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2, "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD; AND II) THE CUMULATIVE LOSS EFFECT OF PS.182.4 MILLION, NET OF AN INCOME-TAX BENEFIT OF PS.78.2 MILLION, AT JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION, AS OF THAT DATE, OF THE GUIDELINES FOR RECOGNITION OF SEVERANCE PAYMENTS IN REVISED BULLETIN D-3, "LABOR OBLIGATIONS," ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

IN 2004,  THIS LINE  REFLECTED  THE  CUMULATIVE  LOSS EFFECT OF  PS.1,055.6
MILLION, NET OF AN INCOME-TAX BENEFIT OF PS.319.4 MILLION, IN CONNECTION WITH THE CONSOLIDATION OF SKY MEXICO IN OUR FINANCIAL STATEMENTS BEGINNING APRIL 1, 2004, AS A RESULT OF THE ADOPTION, AS OF THAT DATE, OF FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," ISSUED BY THE US FINANCIAL ACCOUNTING STANDARDS BOARD.

MINORITY INTEREST

MINORITY INTEREST IN CONSOLIDATED NET INCOME INCREASED BY PS.844.5 MILLION TO PS.1,084 MILLION IN 2005 COMPARED WITH PS.239.5 MILLION IN 2004. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY SHAREHOLDERS IN SKY MEXICO, WHICH WE BEGAN CONSOLIDATING IN OUR FINANCIAL STATEMENTS IN APRIL 2004.


OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN 2005 OUR CAPITAL EXPENDITURES TOTALED US$248.3 MILLION, INCLUDING US$51.1 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$109.2 MILLION FOR SKY MEXICO, AND US$88 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESS UNITS. IN ADDITION, IN THE FOURTH QUARTER OF 2005, WE MADE A CAPITAL CONTRIBUTION OF US$25 MILLION IN VOLARIS, A NEW, LOW-COST-CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO. VOLARIS WILL BEGIN OPERATIONS IN MARCH 2006.


DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.18,477.7 MILLION AND PS.22,982.1 MILLION AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY, WICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.340.5 MILLION AND PS.3,407.0 MILLION, RESPECTIVELY.


ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,262.5 MILLION AND PS.1,441.9 MILLION AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.75.6 MILLION AND PS.73.1 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2005 AND 2004, OUR CONSOLIDATED NET DEBT WAS PS.3,698.6 MILLION AND PS.5,786.2 MILLION, RESPECTIVELY.

SHARE BUYBACK PROGRAM

FROM JANUARY 1 THROUGH DECEMBER 31, 2005, WE REPURCHASED APPROXIMATELY 31.2 MILLION CPOS FOR PS.1,043.6 MILLION IN NOMINAL TERMS. DURING 2006, YEAR-TO-DATE, WE HAVE REPURCHASED APPROXIMATELY 2.2 MILLION CPOS FOR PS.95.4 MILLION IN NOMINAL TERMS.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2005, WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.14,232.7 MILLION IN NOMINAL TERMS, REPRESENTING A 2% INCREASE IN REAL TERMS COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 57.5% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2005, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 3.1 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN 2005, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.2%. IN 2005, TELEVISA AIRED 87% OF THE TOP-100 RATED PROGRAMS

OUTLOOK FOR 2006

IN OUR TELEVISION BROADCASTING BUSINESS, WE EXPECT HIGH-SINGLE-DIGIT SALES GROWTH AND OIBDA MARGIN REACHING 49% FOR THE FULL-YEAR 2006. ON A
CONSOLIDATED BASIS, WE EXPECT OUR OIBDA MARGIN TO EXCEED 40% FOR THE FULL-YEAR 2006.

ABOUT TELEVISA

GRUPO TELEVISA, S.A. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE MEDIA COMPANY IN THE UNITED STATES.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


THE PRO-FORMA INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT PURPORT TO REPRESENT WHAT OUR FINANCIAL POSITION OR RESULTS OF OPERATIONS WOULD HAVE BEEN HAD RECOGNITION OF SALES AND COST OF GOODS SOLD BEEN REALIZED DURING THE SPECIFIED PERIODS. FURTHERMORE, THE READER SHOULD NOT RELY ON THE PRO-FORMA INFORMATION AS AN INDICATION OF THE RESULTS OF OPERATIONS OF FUTURE PERIODS.

                        FINANCIAL STATEMENT NOTES (1)

                                  ANNEX 2
                                                               CONSOLIDATED
                                                             FINAL PRINTING
-----------------------------------------------------------------------------

                             GRUPO TELEVISA, S.A.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
            (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF DECEMBER 31, 2005, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)



1. ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2005, EXCEPT FOR THE MATTERS DISCUSSED IN THE FOLLOWING PARAGRAPHS.

     EFFECTIVE JANUARY 1, 2005, THE GROUP ADOPTED THE PROVISIONS FOR SEVERANCE OBLIGATIONS REQUIRED BY THE REVISED BULLETIN D-3, "LABOR OBLIGATIONS" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS ("MIPA"). BULLETIN D-3 REQUIRES THAT SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL, OTHER THAN THOSE ARISING FROM RESTRUCTURINGS, BE RECOGNIZED BASED UPON ACTUARIAL CALCULATIONS (SEE NOTE 11). THROUGH DECEMBER 31, 2004, SEVERANCE OBLIGATIONS TO DISMISSED PERSONNEL WERE CHARGED BY THE GROUP TO INCOME IN THE YEAR IN WHICH THEY WERE INCCURRED.

     EFFECTIVE DECEMBER 31, 2005, THE GROUP ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2 ("IFRS 2"), "SHARE-BASED PAYMENT," ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. IFRS 2 REQUIRES ACCRUING FOR SHARE-BASED COMPENSATION EXPENSE, WHICH IS MEASURED WHEN EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES UNDER THE TERMS OF THE GROUP'S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN (SEE NOTES 5 AND 11). BEFORE DECEMBER 31, 2005, THE GROUP RECOGNIZED EQUITY COMPENSATION BENEFITS IN CONSOLIDATED STOCKHOLDERS' EQUITY, WHEN BENEFITS BECAME VESTED.

2. PROPERTY, PLANT AND EQUIPMENT:

       PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:


                                               2005           2004
                                           -------------- -------------
    BUILDINGS                              Ps. 7,964,833  Ps. 7,807,516
    BUILDING IMPROVEMENTS                      1,582,373      1,720,042
    TECHNICAL EQUIPMENT                       17,970,490     17,810,157
    SATELLITE TRANSPONDERS                     1,636,152      1,714,647
    FURNITURE AND FIXTURES                       500,070        596,442
    TRANSPORTATION EQUIPMENT                   1,105,876      1,172,949
    COMPUTER EQUIPMENT                         1,413,731      1,488,757
                                           -------------- -------------
                                              32,173,525     32,310,510
    ACCUMULATED DEPRECIATION
                                             (17,174,543)   (16,993,039)
                                           -------------- -------------
                                              14,998,982     15,317,471
    LAND                                       3,820,812      3,827,822
    CONSTRUCTION AND PROJECTS IN PROGRESS        908,753        652,805
                                           -------------- -------------
                                           Ps.19,728,547  Ps.19,798,098
                                           ============== =============

     DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, WAS PS.2,084,345 AND PS.1,870,125, RESPECTIVELY.


3. LONG-TERM DEBT SECURITIES:

     AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

                                                      2005                              2004
                                          --------------------------------  -----------------------------
                                                                               U.S.
                                           U.S. DOLLAR                        DOLLAR
                                            PRINCIPAL                        PRINCIPAL
                                             AMOUNTS            MEXICAN       AMOUNTS            MEXICAN
       LONG-TERM DEBT SECURITIES           (THOUSANDS)           PESOS      (THOUSANDS)           PESOS
       -------------------------          --------------   --------------  ------------      ------------
11.875%  SERIES "B" SENIOR NOTES DUE
  2006 (A)                                   $    5,343   Ps.      56,777      $  5,343   Ps.     61,554
8.625% SENIOR NOTES DUE 2005 (B)                      -                 -       200,000        2,304,113
8.000% SENIOR NOTES DUE 2011 (B) (C)             75,484           802,131       300,000        3,456,169
6.625% SENIOR NOTES DUE 2025 (B) (C)            600,000         6,375,900             -                -
8.500% SENIOR NOTES DUE 2032 (B)                300,000         3,187,950       300,000        3,456,169
12.875% SENIOR NOTES DUE 2007                         -                 -        88,000        1,013,809
9.375% SENIOR NOTES DUE 2013 (D)                300,000         3,187,950       300,000        3,456,169
                                          --------------  ----------------  ------------  ---------------
                                           $  1,280,827        13,610,708   $ 1,193,343       13,747,983
                                          ==============                    ============
8.15%  UDI-DENOMINATED  NOTES  DUE 2007
(C) (E)                                                           941,071                      3,966,662
                                                          ----------------                ---------------
                                                           Ps. 14,551,779                 Ps. 17,714,645
                                                          ================                ===============

(A) THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND
     FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON THESE SECURITIES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM AND IS PAYABLE SEMI-ANNUALLY.

(B) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2005, 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07%, 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(C) IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP'S TENDER OFFERS MADE AND EXPIRED IN MARCH 2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE REPAYMENT OF SOME OF THE GROUP'S OUTSTANDING INDEBTEDNESS (SEE NOTE 14).


(D) IN SEPTEMBER 2003, INNOVA COMPLETED THE OFFERING OF THESE SENIOR NOTES, WHICH ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF INNOVA AND CONTAIN CERTAIN RESTRICTIVE COVENANTS FOR INNOVA ON ADDITIONAL INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSETS SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011, PLUS ACCRUED AND UNPAID INTEREST, IF ANY. ADDITIONALLY, ON OR BEFORE SEPTEMBER 19, 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS"), REPRESENTING 258,711,400 AND 1,086,007,800 UDIS AS OF DECEMBER 31, 2005 AND 2004, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF DECEMBER 31, 2005 AND 2004 INCLUDES RESTAMENT OF PS.226,404 AND PS.866,681, RESPECTIVELY. THE UDI VALUE AS OF DECEMBER 31, 2005, WAS OF PS. 3.637532 PER UDI.

     IN 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE IN 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600.0 MILLION. IN MARCH 2005, IN CONNECTION WITH THE ISSUANCE OF A PORTION OF ITS SENIOR NOTES DUE 2025, AND THE PREPAYMENT OF A PORTION OF ITS SENIOR NOTES DUE 2011, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF U.S.$400 MILLION OF THE SENIOR NOTES DUE 2025. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7). AS OF DECEMBER 31, 2005 AND 2004, THE TOTAL PRINCIPAL AMOUNT OF THE GROUP'S LONG-TERM DEBT BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION AND U.S.$600.0 MILLION, RESPECTIVELY.

     IN JUNE 2005, THE COMPANY REPURCHASED U.S.$2.0 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$2.4 MILLION.

     IN JANUARY 2006, THE COMPANY REPURCHASED U.S.$3.5 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AMOUNT OF U.S.$4.0 MILLION. ACCORDINGLY, THIS U.S.$3.5 MILLION LONG-TERM DEBT HAS BEEN CLASSIFIED AS SHORT-TERM DEBT IN THE GROUP'S CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2005.


4. CONTINGENCIES:

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.


5. STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF DECEMBER 31, IS ANALYZED AS
FOLLOWS:

                                                       2005                           2004
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED          NOMINAL       RESTATED
                                              PESOS           PESOS            PESOS          PESOS
                                           -------------  --------------  ---------------  -------------
CAPITAL STOCK ISSUED                       Ps.2,524,174    Ps.9,889,463     Ps.2,524,174   Ps.9,889,463
ADDITIONAL PAID-IN CAPITAL                    3,841,792       4,212,442        3,841,792      4,212,442
LEGAL RESERVE                                 1,018,068       1,798,387          802,231      1,575,357
RESERVE FOR REPURCHASE OF SHARES              2,255,655       5,744,583        2,255,655      5,744,583
UNAPPROPRIATED EARNINGS                       3,285,844      11,834,150        7,738,613     11,917,996
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES       3,383,463       3,850,572        3,475,741      4,054,315
CUMULATIVE EFFECT OF DEFERRED TAXES          (2,197,681)     (2,986,569)      (2,197,681)    (2,986,569)
ACCUMULATED OTHER COMPREHENSIVE LOSS             --          (4,424,715)              --     (3,715,195)
NET INCOME FOR THE YEAR                          --           6,125,542        4,316,743      4,460,607
SHARES REPURCHASED                           (6,493,138)     (7,045,146)      (5,834,065)    (6,504,449)
                                          --------------                  --------------

TOTAL MAJORITY STOCKHOLDERS' EQUITY                      Ps. 28,998,709                  Ps. 28,648,550
                                                         ==============                  ==============


     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.4,114,065 (PS.3,850,000 NOMINAL), WHICH WAS PAID IN CASH ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER FORMER SERIES "A" SHARE (NOT IN THE FORM OF A CPO AND BEFORE THE RECAPITALIZATION).

     IN APRIL, 2004, THE COMPANY'S STOCKHOLDERS APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("THE RECAPITALIZATION"), WHICH COMPRISED THE
FOLLOWING: (I) A 25-FOR-ONE STOCK SPLIT, WHICH BECAME EFFECTIVE ON JULY 26, 2004 (ALL THE COMPANY'S SHARE DATA IN THESE FINANCIAL STATEMENTS ARE PRESENTED ON POST-SPLIT BASIS); (II) THE CREATION OF THE SERIES "B" SHARES;
(III) A 14-FOR-25 STOCK DIVIDEND IN THE AMOUNT OF PS.968,262 (NOMINAL OF PS.906,114 ); AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO. THE RECAPITALIZATION INCREASED THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 ON A PRE-SPLIT BASIS BUT DID NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     IN CONNECTION WITH THE COMPANY'S RECAPITALIZATION IN JULY 2004, THE COMPANY ISSUED 312,880,056 ADDITIONAL CPOS BY COMBINING 7,822,001,400 SERIES "A" SHARES, 6,883,361,232 SERIES "B" SHARES, 10,950,801,960 SERIES
"D" SHARES AND 10,950,801,960 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE OWNED BY CERTAIN SHAREHOLDERS. ADDITIONALY, IN OCTOBER, 2004, THE COMPANY ISSUED 79,956,795 ADDITIONAL CPOS BY COMBINING 1,998,919,875 SERIES "A" SHARES, 1,759,049,490 SERIES "B" SHARES, 2,798,487,825 SERIES "D" SHARES, AND 2,798,487,825 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A COMPANY'S TRUST (EQUIVALENT TO 76,510,876 CPOS) AND A COMPANY'S SUBSIDIARY (EQUIVALENT TO 3,445,919 CPOS).

     IN APRIL, 2005, THE COMPANY ISSUED 4,285 ADDITIONAL CPOS BY COMBINING 107,125 SERIES "A" SHARES, 94,270 SERIES "B" SHARES, 149,975 SERIES "D" SHARES AND 149,975 SERIES "L" SHARES, NOT IN THE FORM OF CPOS, WHICH WERE ACQUIRED BY A TRUST FOR A GROUP'S PENSION PLAN.

     IN APRIL 2005, THE COMPANY'S STOCKHOLDERS APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.1.35 PER CPO, EQUIVALENT TO PS.4,305,789 (PS.4,214,750 NOMINAL), WHICH WAS PAID IN CASH ON MAY 31, 2005.

     AS OF DECEMBER 31, 2005, THE NUMBER OF SHARES AND CPOS ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:


SHARES                        ISSUED          REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                124,736,244,175    10,490,391,260    114,245,852,915
SERIES "B"                 60,269,682,796     6,299,092,783     53,970,590,013
SERIES "D"                 92,133,721,715     6,271,477,644     85,862,244,071
SERIES "L"                 92,133,721,715     6,271,477,644     85,862,244,071
                        ------------------  ----------------  -----------------
                          369,273,370,401    29,332,439,331    339,940,931,070
                        ==================  ================  =================

     THE COMPANY'S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF DECEMBER 31, 2005, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS
FOLLOWS:

                                                      A, B, D, AND L SHARES
                                      -------------------------------------------------------
                                         IN THE FORM        NOT IN THE
                                           OF CPOS         FORM OF CPOS          TOTAL           NET COST
                                      -------------------------------------------------------------------------
REPURCHASE PROGRAM (1)                    5,458,096,800                   -    5,458,096,800   PS. (1,463,076)
OWNED BY A COMPANY'S SUBSIDIARY
(2) (3)                                   6,554,784,366         537,563,559    7,092,347,925       (1,506,352)
ACQUIRED BY A COMPANY'S TRUST (4)         8,951,772,492       7,830,222,114   16,781,994,606       (3,988,479)
ADVANCE FOR ACQUISITION OF SHARES
(2)                                                                                                   (87,239)
                                      =========================================================================
                                         20,964,653,658       8,367,785,673   29,332,439,331   PS. (7,045,146)
                                      =========================================================================

(1)  IN  THE  YEAR  ENDED   DECEMBER   31, 2005,  THE  COMPANY  REPURCHASED
     3,645,462,600 SHARES IN THE FORM OF 31,157,800 CPOS , IN THE AMOUNT OF PS. 1,065,165 (PS. 1,043,647 NOMINAL).

(2)  IN CONNECTION WITH THE STOCK REPURCHASE PLAN.

(3) IN MARCH 2005 THE GROUP RELEASED 2,036,135,556 SHARES, IN THE FORM OF 17,402,868 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.167,894, IN CONNECTION WITH THE COMPANY'S STOCK PURCHASE PLAN. ALSO, IN JULY 2005 THE GROUP RELEASED 1,114,850,763 SHARES, IN THE FORM OF 9,528,639 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.144,985, IN CONNECTION WITH SUCH PLAN.

(4)  IN CONNECTION WITH THE LONG-TERM RETENTION PLAN.


     EFFECTIVE DECEMBER 31, 2005, THE GROUP ADOPTED IFRS2, "SHARE-BASED PAYMENT", AND RECOGNIZED A CUMULATIVE LOSS OF ACCOUNTING CHANGE AS OF THAT DATE IN THE AMOUNT OF PS.323,534 AS AN ACCRUAL IN STOCKHOLDERS' EQUITY FOR BENEFITS GRANTED TO EXECUTIVES AND EMPLOYEES UNDER THE TERMS OF THE GROUP'S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN (SEE NOTES 1 AND
11).


6. REPURCHASE OF SHARES:

     AS OF DECEMBER 31, 2005, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,191,798. THIS RESERVE WAS USED IN 1999, 2000 AND 2003, IN THE AMOUNT OF PS.295,702, PS.661,011 AND PS.490,502, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.


7. INTEGRAL COST OF FINANCING:

   INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTED OF:

                                                 2005              2004
                                            --------------    --------------
INTEREST EXPENSE (1)                        Ps. 2,134,499     Ps. 2,165,217
INTEREST INCOME                                  (932,124)         (678,391)
FOREIGN EXCHANGE LOSS, NET (2)                    727,547            95,179
GAIN  FROM MONETARY POSITION, NET (3)            (147,892)          (15,318)
                                            --------------    --------------
                                            Ps. 1,782,030     Ps. 1,566,687
                                            ==============    ==============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.31,775 AND PS.177,845 NET IN 2005 AND 2004, RESPECTIVELY.
(2) NET OF THE LOSS OF PS.416,856 IN 2005 AND THE GAIN OF PS.44,064 IN 2004 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2005 AND 2004 OF PS.124,082 AND PS.187,800, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8. DEFERRED TAXES:

     THE DEFERRED INCOME TAX  LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

                                                 2005             2004
                                            --------------    --------------
ASSETS:
ACCRUED LIABILITIES                         Ps.    862,583    Ps.    589,083
GOODWILL                                           801,307           881,452
TAX LOSS CARRYFORWARDS                             872,606         1,029,604
ALLOWANCE FOR DOUBTFUL ACCOUNTS                    437,728           428,037
CUSTOMER ADVANCES                                1,335,453         1,555,156
                                            --------------    --------------
                                                 4,309,677         4,483,332
                                            --------------    --------------
LIABILITIES:
INVENTORIES                                       (222,087)         (756,675)
PROPERTY, PLANT AND EQUIPMENT - NET             (1,091,691)       (1,280,202)
OTHER ITEMS                                     (1,416,287)       (1,298,242)
INNOVA                                            (795,808)       (1,620,793)
                                            --------------    --------------
                                                (3,525,873)       (4,955,912)
                                            --------------    --------------
DEFERRED INCOME TAX OF MEXICAN COMPANIES           783,804          (472,580)
DEFERRED TAX OF FOREIGN SUBSIDIARIES              (337,196)         (311,586)
ASSETS TAX                                       1,089,203         1,292,295
VALUATION ALLOWANCE                             (2,008,039)       (2,297,632)
RECOVERABLE INCOME TAX FROM REPURCHASE
 OF SHARES                                         131,035           221,488
                                            --------------    --------------
DEFERRED INCOME TAX LIABILITY                     (341,193)       (1,568,015)
EFFECT ON CHANGE OF INCOME TAX RATES                17,953           189,534
                                            --------------    --------------
DEFERRED TAX LIABILITY OF CONTINUING
 OPERATIONS                                 Ps.   (323,240)   Ps. (1,378,481)
                                            ==============    ==============


9. EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004.

10. DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL," WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE DECEMBER 31, 2005, IN CONNECTION WITH THE ADOPTION OF THE GUIDELINES OF IFRS 2, "SHARE-BASED PAYMENT", THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005, A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE NET AMOUNT OF PS.323,534 (SEE NOTES 1 AND 5).

     EFFECTIVE JANUARY 1, 2005, IN CONNECTION WITH THE ADOPTION OF CERTAIN PROVISIONS OF REVISED BULLETIN D-3 (SEE NOTE 1), THE GROUP RECOGNIZED IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005, A CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE IN THE AMOUNT OF PS.182,546, NET OF A RELATED INCOME TAX BENEFIT OF PS.78,234.

     BEGINNING APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES", AND BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF SKY MEXICO. AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.1,055,636, NET OF INCOME TAX IN THE AMOUNT OF PS.319,394, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN PREVIOUS YEARS AND THE FIRST QUARTER OF 2004.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2005, ARE AS FOLLOWS:


                  HISTORICAL NET RESULT (1)                            RESTATED NET RESULT
               -------------------------------    INDEX AT END   ---------------------------------
   QUARTER       ACCUMULATED        QUARTER        OF PERIOD       ACCUMULATED         QUARTER
------------   --------------   --------------   -------------   ---------------    --------------
1/05           Ps.    594,052   Ps.    594,052      113.438     Ps.     609,045    Ps.    609,045
2/05                1,871,159        1,277,060      113.447           1,918,232         1,309,187
3/05                3,552,138        1,663,877      114.484           3,608,514         1,690,284
4/05                6,125,542        2,517,026      116.301           6,125,542         2,517,026

(1) AS REPORTED IN EACH QUARTER.


13. INFORMATION BY SEGMENTS:

     INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, WERE AS FOLLOWS:

                                                               INTERSEGMENT        CONSOLIDATED        OPERATING INCOME
                                           TOTAL REVENUES        REVENUES            REVENUES               (LOSS)
                                           ----------------  ----------------   ------------------     ----------------
2005:
TELEVISION BROADCASTING                    Ps.  18,570,795   Ps.     548,423    Ps.    18,022,372       Ps.     7,834,869
PAY TELEVISION NETWORKS                          1,111,176           293,042             818, 134                 492,160
PROGRAMMING EXPORTS                              1,875,916                 -            1,875,916                 664,162
PUBLISHING                                       2,505,499            38,571            2,466,928                 453,998
PUBLISHING DISTRIBUTION                            402,193            10,223              391,970                 (15,159)
SKY MEXICO                                       5,986,527            31,945            5,954,582               1,571,787
CABLE TELEVISION                                 1,405,145             2,884            1,402,261                 175,566
RADIO                                              344,733            51,245              293,488                  32,759
OTHER BUSINESSES                                 1,324,209            68,819            1,255,390                (224,884)
ELIMINATIONS AND CORPORATE EXPENSES             (1,045,152)       (1,045,152)                   -                (182,471)
                                           ----------------  ----------------   -----------------       -----------------
CONSOLIDATED TOTAL                         Ps.  32,481,041   Ps.           -    Ps.    32,481,041       Ps.    10,802,787
                                           ===============   ===============    =================       =================
2004:
TELEVISION BROADCASTING                    Ps.  17,671,898   Ps.     423,566    Ps.    17,248,332       Ps.     6,945,075
PAY TELEVISION NETWORKS                            827,472           115,878              711,594                 286,999
PROGRAMMING EXPORTS                              1,981,205                 -            1,981,205                 748,676
PUBLISHING                                       2,163,131             5,145            2,157,986                 414,599
PUBLISHING DISTRIBUTION                          1,626,435             8,392            1,618,043                 (49,952)
SKY MEXICO (1)                                   3,758,154            44,427            3,713,727                 797,408
CABLE TELEVISION                                 1,165,514             3,641            1,161,873                  76,791
RADIO                                              305,623            50,998              254,625                  13,271
OTHER BUSINESSES                                 1,547,428           103,604            1,443,824                (228,651)
ELIMINATIONS AND CORPORATE EXPENSES               (755,651)         (755,651)                   -                (161,173)
                                           ----------------  ----------------   -----------------       -----------------
CONSOLIDATED TOTAL                         Ps.  30,291,209   Ps.           -    Ps.    30,291,209       Ps.     8,843,043
                                           ===============   ===============    =================       =================

(1)  BEGINNING  APRIL  1,  2004,  THE  GROUP   CONSOLIDATES  THE  FINANCIAL
     STATEMENTS OF SKY MEXICO.


14. PREPAYMENT OF LONG-TERM DEBT:

     DURING 2005, THE GROUP PREPAID CERTAIN  LONG-TERM NOTES PAYABLE IN THE
AGGREGATE  PRINCIPAL  AMOUNT  OF  APPROXIMATELY   U.S.$5.4  MILLION,  WHICH
ORIGINALLY MATURED BETWEEN 2007 AND 2009.

     IN MAY 2005, THE GROUP PREPAID ALL OF THE OUTSTANDING AMOUNTS OF A PS.80.0 MILLION LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2006.

     IN JULY 2005, INNOVA ENTERED INTO A PS.1,012,000 LONG-TERM LOAN WITH THE COMPANY, WITH A FIXED INTEREST RATE OF 10.55% PER ANNUM PAYABLE ON A MONTHLY BASIS AND MATURITIES IN 2010 AND 2011. THE PROCEEDS OF THIS INTERCOMPANY LOAN WERE USED BY INNOVA TO PREPAY ALL OF THE OUTSTANDING AMOUNTS UNDER A SIMILAR CREDIT AGREEMENT WITH A MEXICAN BANK.


15. DISPOSAL OF INTEREST IN DTH TECHCO PARTNERS:


     IN OCTOBER 2005, IN A SERIES OF RELATED TRANSACTIONS, THE GROUP DISPOSED ITS 30% INTEREST IN DTH TECHCO PARTNERS ("TECHCO"), AND WAS RELEASED OF ANY OBLIGATION IN CONNECTION WITH A GUARANTEE GRANTED BY THE GROUP IN RESPECT OF CERTAIN TECHCO'S INDEBTEDNESS. AS A RESULT OF THIS DISPOSAL, THE GROUP RECOGNIZED A PRETAX LOSS OF APPROXIMATELY PS.160,141 AS OTHER EXPENSE, WHICH PRIMARILY CONSISTED OF THE AGGREGATE AMOUNT OF THE CARRYING VALUE OF THE GROUP'S NET INVESTMENT IN TECHCO, WHICH INCLUDED ALL OF THE OUTSTANDING AMOUNTS RECEIVABLE IN CONNECTION WITH LONG-TERM LOANS MADE BY THE GROUP TO TECHCO.


16. INVESTMENTS IN ASSOCIATES:


     IN THE FOURTH QUARTER OF 2005, THE GROUP MADE INITIAL CAPITAL CONTRIBUTIONS FOR AN AGGREGATE AMOUNT OF U.S.$25.0 MILLION REPRESENTING A 25% INTEREST IN CONCESIONARIA VUELA COMPANIA DE AVIACION, S.A. DE C.V. ("VOLARIS"), A NEW LOW-COST CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO. VOLARIS EXPECTS TO START OPERATIONS IN MARCH 2006.

     IN THE FOURTH QUARTER OF 2005, THE GROUP ACQUIRED A 40% INTEREST OF THE OUTSTANDING CAPITAL STOCK OF GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.U. ("LA SEXTA") FOR AN AGGREGATE AMOUNT OF APPROXIMATELY 1.2 MILLION EUROS (PS.15,321). LA SEXTA IS A SPANISH COMPANY TO WHICH THE GOVERNMENT OF SPAIN GRANTED A CONCESSION FOR A FREE-TO AIR TELEVISION CHANNEL. LA SEXTA IS EXPECTED TO START OPERATIONS IN THE SECOND QUARTER OF 2006.


17. SKY MEXICO'S SUBSEQUENT EVENT:

     IN FEBRUARY 2006, SKY MEXICO AND ITS PARTNERS COMPLETED CERTAIN TRANSACTIONS IN CONNECTION WITH A SERIES OF AGREEMENTS ENTERED INTO BY THE GROUP, THE DIRECTV GROUP, INC. ("DIRECTV") AND NEWS CORP. IN OCTOBER 2004, BY WHICH AFFILIATES OF DIRECTV ACQUIRED THE DIRECT AND INDIRECT EQUITY INTERESTS IN SKY MEXICO, FORMERLY HELD BY NEWS CORP. AND LIBERTY MEDIA. ACCORDINGLY, THE GROUP AND DIRECTV CURRENTLY OWN 52.7% AND 47.3%, RESPECTIVELY, OF THE EQUITY OF SKY MEXICO. IN ADDITION, THE GROUP HAS THE RIGHT TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. IF THE GROUP ELECTS TO ACQUIRE THIS INTEREST, THEN THE GROUP AND DIRECTV WOULD OWN 58.7% AND 43.3%, RESPECTIVELY, OF SKY MEXICO'S EQUITY.

                             - - - - - - - - -

                                                 ANALYSIS OF INVESTMENTS IN SHARES

                                                              ANNEX 3

                                                                                                                 CONSOLIDATED
                                                                                                                 FINAL PRINTING

                                                                                                              TOTAL AMOUNT
                                                                                             %       (THOUSANDS OF MEXICAN PESOS)
                                                                            NUMBER       OWNERSHIP   ----------------------------
           COMPANY NAME (1)                    MAIN ACTIVITIES             OF SHARES        (2)       ACQUISITION         BOOK
                                                                                                          COST          VALUE (3)
---------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
   1    CORPORATIVO VASCO DE QUIROGA,        PROMOTION AND                 12,511,529     100.00       2,151,619       1,411,660
        S.A. DE C.V.                         DEVELOPMENT OF
                                             COMPANIES
   2    CVQ ESPECTACULOS, S.A. DE C.V.       PROMOTION AND                 13,400,500     100.00       1,641,707         802,187
                                             DEVELOPMENT OF
                                             COMPANIES
   3    DTH EUROPA, S.A.                     PROMOTION AND                  1,080,182      90.25         780,220         135,412
                                             DEVELOPMENT OF
                                             COMPANIES
   4    EDITORA FACTUM, S.A. DE C.V.         PROMOTION AND                666,569,438     100.00       1,863,734       2,230,509
                                             DEVELOPMENT OF
                                             COMPANIES
   5    EDITORIAL TELEVISA, S.A. DE C.V.     PROMOTION AND                  1,037,498     100.00       1,037,498       1,693,201
                                             DEVELOPMENT OF
                                             COMPANIES
   6    FACTUM MAS, S.A. DE C.V.             PROMOTION AND              5,482,020,219     100.00       4,796,047      (1,576,740)
                                             DEVELOPMENT OF
                                             COMPANIES
   7    GRUPO DISTRIBUIDORAS INTERMEX,       DISTRIBUTION OF BOOKS        242,378,445     100.00         242,378         407,062
        S.A. DE C.V.                         AND MAGAZINES
   8    CAMPUS AMERICA, S.A. DE C.V.         PROMOTION AND                418,881,301     100.00       3,784,024      10,541,390
                                             DEVELOPMENT OF
                                             COMPANIES
   9    PROMO-INDUSTRIAS                     PROMOTION AND                  1,185,147     100.00          67,064         216,815
        METROPOLITANAS, S.A. DE C.V.         DEVELOPMENT OF
                                             COMPANIES
  10    SISTEMA RADIOPOLIS, S.A. DE C.V.     COMMERCIALIZATION OF          76,070,313      50.00          76,070         241,571
                                             RADIO PROGRAMMING
  11    TELEPARABOLAS, S.L.                  MAINTENANCE OF                     1,500     100.00             750           3,806
                                             PARABOLIC DISHES
  12    TELESISTEMA MEXICANO, S.A. DE C.V.   COMMERCIALIZATION OF         149,442,880     100.00      10,773,295      25,744,317
                                             TELEVISION
  13    TELEVISA ARGENTINA, S.A.             COMMERCIAL OPERATION           1,425,000     100.00         115,371          33,757
                                             OF TELEVISION
  14    TELEVISA JUEGOS, S.A. DE C.V.        PROMOTION AND                     65,249     100.00          65,249          77,689
                                             DEVELOPMENT OF
                                             COMPANIES
  15    TELEVISION INDEPENDIENTE DE          PROMOTION AND                 32,989,789     100.00       2,864,972       5,229,068
        MEXICO, S.A. DE C.V.                 DEVELOPMENT OF
                                             COMPANIES
  16    CAPITALIZED INTEGRAL COST OF                                                1                                    234,145
        FINANCING, 1994
  17    CAPITALIZED INTEGRAL COST OF                                                1                                    422,106
        FINANCING, 1995
  18    CAPITALIZED INTEGRAL COST OF                                                1                                     29,245
        FINANCING, 1996
  19    CAPITALIZED INTEGRAL COST OF                                                1                                     24,058
        FINANCING, 1998

---------------------------------------------------------------------------------------------------------------------------------
        TOTAL INVESTMENT IN SUBSIDIARIES                                                              30,259,998      47,901,258
---------------------------------------------------------------------------------------------------------------------------------


ASSOCIATES
   1    ARGOS COMUNICACION, S.A. DE C.V.     OPERATION AND/OR              33,000,000      15.30         137,000          32,612
                                             BROADCASTING OF T.V.
   2    DIBUJOS ANIMADOS MEXICANOS           PRODUCTION OF                  1,735,560      49.00           4,384             752
        DIAMEX, S.A. DE C.V.                 ANIMATED CARTOONS
   3    EDITORIAL CLIO, LIBROS Y VIDEOS,     PUBLISHING AND PRINTING        3,227,550      30.00          32,270          16,110
        S.A. DE C.V.                         OF BOOKS AND
                                             MAGAZINES.
   4    ENDEMOL MEXICO, S.A. DE C.V.         COMMERCIALIZATION OF              24,500      49.00              25          13,034
                                             TELEVISION
                                             PROGRAMMING
   5    EN VIVO ESPECTACULOS, S. DE R.L.     LIVE ENTERTAINMENT IN                  2      99.49           4,898           1,211
        DE C.V.                              MEXICO
   6    MAS FONDOS, S.A. DE C.V.             MUTUAL FUND DISTRIBUTION          99,758      46.55          99,758           9,798
                                             COMPANY
   7    METROS CUBICOS, S.A. DE C.V.         PORTAL INTERNET                2,089,343      18.65          43,031           4,032

   8    OCESA ENTRETENIMIENTO, S.A. DE       LIVE ENTERTAINMENT IN         14,100,000      40.00       1,095,581         466,379
        C.V.                                 MEXICO
   9    TELEVISORA DEL YAQUI, S.A. DE C.V.   OPERATION AND/OR               4,124,986      15.00             412           6,806
                                             BROADCASTING OF T.V.
  10    UNIVISION COMMUNICATIONS, INC.       BROADCASTING OF T.V.          30,187,534       9.86       5,602,976       5,698,989
                                             SPANISH PROGRAMS
  11    CONTROLADORA VUELA COMPANIA DE
        AVIACION, S.A. De C.V.               CARRIER AIRLINE                       15      25.00         270,824         243,560

  12    GESTORA DE INVERSIONES               COMMERCIALIZATION OF             240,405      40.00          15,321          15,321
        AUDIOVISUALES, S.A.U.                TELEVISION
                                             PROGRAMMING
  13    PUBLICIDAD VIRTUAL LATINOAMERICANA,  TV ADVERTISING                         1     100.00          20,985          (1,105)
        LTDA                                 SERVICES
  14    TELEVISA EMI MUSIC, S.A DE C.V.      MUSIC RECORDING                       25      50.00              25          (1,035)
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL INVESTMENT IN ASSOCIATES                                                                 7,327,490       6,506,464
---------------------------------------------------------------------------------------------------------------------------------
        OTHER PERMANENT INVESTMENTS                                                                                    1,065,580
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL                                                                                         37,587,488      55,473,302
---------------------------------------------------------------------------------------------------------------------------------

                                                 ANNEX 5
                                            CREDIT BREAK DOWN
                                       (Thousands of Mexican Pesos)

                                                                                          CONSOLIDATED
                                                                                          FINAL PRINTING

                                                                                    Denominated
                                                                                      In Pesos
                                                                            ----------------------------
        Credit Type / Institution          Amortization       Interest         Until 1         More Than
                                               Date             Rate             Year           1 Year
--------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                                4/23/2012          10.35                          2,000,000
BANAMEX, S.A.                                5/21/2009           9.70                          1,162,460
BANAMEX, S.A.                                 5/1/2008           8.93            240,000         480,000
BANK OF AMERICA                              3/31/2010           5.64
SUNTRUST BANK MIAMI, NATIONAL                 4/1/2008           4.50
LEASING DE COLOMBIA                          6/28/2009          13.37
CORPORACION FINANCIERA DE ARRENDAMIENTO      7/31/2006          17.11                446
BANCO DE BILBAO VIZCAYA, S.A.                1/30/2006           5.86
LEASING DE OCCIDENTE                         4/29/2007          17.62
SANTANDER CENTRAL HISPANO LEASING, S.A.      1/24/2006          14.74



--------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                      240,446       3,642,460
--------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
--------------------------------------------------------------------------------------------------------
UNSECURED DEBT
--------------------------------------------------------------------------------------------------------
HOLDERS                                      5/13/2006          12.49
HOLDERS                                      9/13/2011           8.41
HOLDERS                                      3/11/2032           8.94
HOLDERS                                      3/18/2025           6.97
HOLDERS                                      9/19/2013           9.86
UDI-DENOMINATED NOTES                        4/13/2007           8.15                            941,071
--------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                                  -          941,071

--------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------
VARIOUS                                     12/30/2006                         1,414,639
--------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                                1,414,639
--------------------------------------------------------------------------------------------------------


OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------
VARIOUS                                       9/7/2015                         1,965,849         123,767
--------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                              1,965,849         123,767

--------------------------------------------------------------------------------------------------------
TOTAL                                                                          3,620,934       4,707,298
--------------------------------------------------------------------------------------------------------




                                             Amortization of Credits in Foreign Currency With National Entities (Thousands of $)
                                             -----------------------------------------------------------------------------------
                                                                                Time Interval
                                             -----------------------------------------------------------------------------------
        Credit Type / Institution             Current      Until 1         Until 2        Until 3       Until 4      Until 5
                                                Year        Year            Year           Year          Year         Year
--------------------------------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
BANAMEX, S.A.
BANK OF AMERICA
SUNTRUST BANK MIAMI, NATIONAL
LEASING DE COLOMBIA
CORPORACION FINANCIERA DE ARRENDAMIENTO
BANCO DE BILBAO VIZCAYA, S.A.
LEASING DE OCCIDENTE
SANTANDER CENTRAL HISPANO LEASING, S.A.



--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                         -            -               -              -            -            -
--------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
HOLDERS
HOLDERS
HOLDERS
HOLDERS
HOLDERS
UDI-DENOMINATED NOTES
--------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                -            -               -              -            -            -
--------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                     1,120,626
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     -       1,120,626
--------------------------------------------------------------------------------------------------------------------------------



OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             0         318,330            201,313        0           0           0
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                   -         318,330            201,313        -           -           -

--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               -       1,438,956            201,313        -           -           -
--------------------------------------------------------------------------------------------------------------------------------






                                             Amortization of Credits in Foreign Currency With Foreign Entities (Thousands of $)
                                             -----------------------------------------------------------------------------------
                                                                                Time Interval
                                             -----------------------------------------------------------------------------------
        Credit Type / Institution             Current      Until 1         Until 2           Until 3     Until 4      Until 5
                                                Year        Year            Year              Year        Year         Year
--------------------------------------------------------------------------------------------------------------------------------
BANKS
--------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.
BANAMEX, S.A.
BANAMEX, S.A.
BANK OF AMERICA                                                   532                532         532       532          26,824
SUNTRUST BANK MIAMI, NATIONAL                                   4,251              4,251       4,250
LEASING DE COLOMBIA                                               360                 47          53       178
CORPORACION FINANCIERA DE ARRENDAMIENTO
BANCO DE BILBAO VIZCAYA, S.A.                                     359
LEASING DE OCCIDENTE                                              183                123
SANTANDER CENTRAL HISPANO LEASING, S.A.                             5



--------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                         -           5,690              4,953       4,835       710          26,824
--------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
UNSECURED DEBT
HOLDERS                                                        56,777
HOLDERS                                                        37,544                                                  764,587
HOLDERS                                                                                                              3,187,950
HOLDERS                                                                                                              6,375,900
UDI DENOMINATED-NOTES                                                                                                3,187,950
HOLDERS
--------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                -          94,321                  -           -         -      13,516,387
--------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                       419,458
--------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                     -         419,458                  -           -         -               -
--------------------------------------------------------------------------------------------------------------------------------



OTHER CURRENT LIABILITIES
AND OTHER CREDITS
--------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                             0         162,868            221,066      95,051   106,577         900,533
--------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                   -         162,868            221,066      95,051   106,577         900,533
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                               -         682,337            226,019      99,886   107,287      14,443,744
--------------------------------------------------------------------------------------------------------------------------------


NOTES
     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

                 $     10.6265   PESOS PER U.S. DOLLAR
                        0.0046   PESOS PER COLOMBIAN PESO
                       12.5864   PESOS PER EURO

                                    MONETARY FOREIGN CURRENCY POSITION
                                       (Thousands of Mexican Pesos)

                                                 ANNEX 6

                                                                                          CONSOLIDATED
                                                                                          FINAL PRINTING


                                                     DOLLARS (1)                 OTHER CURRENCIES (1)
                                          -------------------------------   ------------------------------         TOTAL
             TRADE BALANCE                 THOUSANDS         THOUSANDS        THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS        OF PESOS         OF DOLLARS        OF PESOS         OF PESOS
                                          --------------   --------------   --------------   -------------   -----------------
TOTAL ASSETS                                  650,314         6,910,562         47,423          503,940          7,414,502
LIABILITIES POSITION                        1,589,903        16,895,104         33,317          354,043         17,249,147
SHORT-TERM LIABILITIES POSITION               171,366         1,821,021         32,925          349,877          2,170,898

LONG-TERM LIABILITIES POSITION              1,418,537        15,074,083            392            4,166         15,078,249

------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                  (939,589)       (9,984,542)        14,106          149,897         (9,834,645)
------------------------------------------------------------------------------------------------------------------------------
NOTES

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $ 10.6265  PESOS PER U.S. DOLLAR
              12.5864  PESOS PER EURO
               3.5047  PESOS PER ARGENTINEAN PESO
               0.0207  PESOS PER CHILEAN PESO
               0.0046  PESOS PER COLOMBIAN PESO
               3.0972  PESOS PER PERUVIAN NUEVO SOL
              18.4500  PESOS PER POUNDS STERLING
              10.6265  PESOS PER ECUADORIAN SUCRE
              10.6265  PESOS PER PANAMANIAN BALBOA
               0.0049  PESOS PER VENEZUELAN BOLIVAR

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

                                    RESULT FROM MONETARY POSITION (1)
                                       (Thousands of Mexican Pesos)


                                           ANNEX 7 CONSOLIDATED

                                                                                          FINAL PRINTING


                                                                  (ASSET) LIABILITY                            MONTHLY
          MONTH                 MONETARY           MONETARY            MONETARY             MONTHLY             PROFIT
                                 ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
----------------------------   ----------        -----------       ----------------        ---------          ----------

JANUARY                        29,889,494         36,654,700           6,765,206             0.00                   237

FEBRUARY                       24,582,860         29,649,166           5,066,306             0.00                16,876

MARCH                          23,783,753         28,449,192           4,665,439             0.00                21,027

APRIL                          21,760,070         27,249,798           5,489,728             0.00                19,549

MAY                            21,223,758         31,408,680          10,184,921             0.00               (25,585)

JUNE                           19,749,708         30,545,054          10,795,346             0.00               (10,353)

JULY                           18,255,578         29,832,858          11,577,280             0.00                45,302

AUGUST                         16,658,758         28,896,515          12,237,757             0.00                14,612

SEPTEMBER                      13,306,353         26,219,364          12,913,011             0.00                51,742

OCTOBER                        12,566,792         25,957,258          13,390,466             0.00                32,860

NOVEMBER                       12,424,433         25,636,243          13,211,810             0.00                95,085

DECEMBER                       13,126,849         25,787,114          12,660,265             0.00                 7,776

RESTATEMENT:                                                                   -                                  3,681

CAPITALIZATION:                                                                -                                      -

FOREIGN CORP.:                                                                 -                                 (1,812)

OTHER                                                                          -                               (123,105)

------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                           147,892
------------------------------------------------------------------------------------------------------------------------

NOTES

       THE AMOUNT REFLECTED IN "OTHER" INCLUDES PS. 124,082, FROM MONE-TARY POSITION DERIVED FROM DEFERRED TAXES, WHICH WAS CLASSIFIED
       IN THE  DEFERRED  INCOME   TAX   PROVISION  IN  ACCORDANCE
       WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                   QUARTER:  4      YEAR: 2005
GRUPO TELEVISA, S.A.

      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                  ANNEX 8
                                                               CONSOLIDATED
                                                             FINAL PRINTING

          FINANCIAL RESTRICTIONS BASED IN ISSUED DEBT AND/OR TITLE


THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$75.5 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2005), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2011, 2025 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.


THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.


                 ACTUAL SITUATION OF FINANCIAL RESTRICTIONS


AT DECEMBER 31, 2005, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                 -----------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                       MEXICO, D.F. FEBRUARY 23, 2006


                                  PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                    ANNEX 9                                         CONSOLIDATED
                                                                                                  FINAL PRINTING


            PLANT OR CENTER                    ECONOMIC ACTIVITY                    PLANT                UTILIZATION
                                                                                 CAPACITY (1)                (%)
--------------------------------    -----------------------------------------  ---------------          -------------
TELEVISION:                                                                              0                       0
CORPORATIVO SANTA FE                 HEADQUARTERS.                                       0                       0
TELEVISA SAN ANGEL                   PRODUCTION AND BROADCASTING PROGRAMMING.            0                       0
TELEVISA CHAPULTEPEC                 PRODUCTION AND BROADCASTING PROGRAMMING.            0                       0
REAL ESTATE                          LAND AND UNOCCUPIED, BUILDING,                      0                       0
                                     PARKING LOTS, ADMINISTRATIVE                        0                       0
                                     OFFICES, RADIO ANTENNAS,                            0                       0
                                     TELEVISION STATIONS FACILITIES.                     0                       0
TRANSMISSION STATIONS                BROADCASTER STATIONS.                               0                       0
PUBLISHING:                                                                              0                       0
EDITORIALS                           ADMINISTRATION, SALES, PRODUCTION,                  0                       0
                                     STORAGE AND DISTRIBUTION OF                         0                       0
                                     MAGAZINES AND NEWSPAPERS.                           0                       0
RADIO:                                                                                   0                       0
SISTEMA RADIOPOLIS, S.A. DE C.V.     BROADCASTER STATIONS.                               0                       0
CABLE TELEVISION:                                                                        0                       0
CABLEVISION, S.A. DE C.V.            CABLE TELEVISION, SIGNAL CONDUCTION                 0                       0
                                     AND TRANSMISSION EQUIPMENT.                         0                       0
OTHER BUSINESSES:                                                                        0                       0
IMPULSORA DEL DEPORTIVO -            SOCCER, SOCCER TEAMS, TRAINING                      0                       0
NECAXA, S.A. DE C.V. AND CLUB        FACILITIES, ADMINISTRATIVE OFFICES AND              0                       0
DE FUTBOL AMERICA, S.A. DE C.V.      THE AZTECA STADIUM.                                 0                       0


                                                         MAIN RAW MATERIALS

                                                              ANNEX 10                                                CONSOLIDATED
                                                                                                                    FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                                       MAIN                                            MAIN             DOM.                COST
          DOMESTIC                   SUPPLIERS                FOREIGN                SUPPLIERS         SUBST.            PRODUCTION
                                                                                                                            (%)
------------------------------------------------------------------------------------------------------------------------------------
PROGRAMS AND FILMS           ANIME CREATIVE
                             CORPORATION                                                                                     0.84
                             AMERICA FILMS,
                             S.A. DE C.V.                                                                                    0.02
                             CIMA FILMS,
                             S.A. DE C.V.                                                                                    0.04
                             CINEMAS LUMIERE,
                             S.A. DE C.V.                                                                                    0.04
                             CINEMATOGRAFICA
                             CALDERON, S.A.                                                                                  0.69
                             CINEMATOGRAFICA
                             FILMEX, S.A.                                                                                    0.04
                             CINEMATOGRAFICA
                             JALISCO, S.A.                                                                                   0.06
                             CINEMATOGRAFICA
                             RODRIGUEZ, S.A.                                                                                 0.30
                             CHURUBUSCO,
                             S.A. DE C.V.                                                                                    0.10
                             DIANA INTERNACIO-
                             NAL  FILMS, S.A.                                                                                0.09
                             DIRSOL, S.A.                                                                                    0.06
                             DISTRIBUIDORA RO-
                             MARI, S.A. DE C.V.                                                                              1.89
                             GRUPO GALINDO,
                             S.A. DE C.V.                                                                                    0.07
                             GUSSI, S.A. DE C.V.                                                                             2.95
                             HITS MOVIE VIDEO,
                             S.A. DE C.V.                                                                                    0.03
                             INSTITUTO  MEXICA-
                             NO DE CINE, S.A.                                                                                0.08
                             MICH AND RO-
                             ENTERTAINMENT,
                             S.A. DE C.V.                                                                                    0.15
                             NUVISION, S.A.                                                                                  0.78
                             OLALLO RUBIO
                             GRANADO                                                                                         0.04
                             ORO FILMS,
                             S.A. DE C.V.                                                                                    0.13
                             PANAMA INTER-
                             NATIONAL FILMS                                                                                  0.02
                             PELICULAS CLA-
                             SICAS, S.A.                                                                                     0.02
                             PELICULAS NACIO-
                             NALES, S.A.                                                                                     0.02
                             PELICULAS  RODRI-
                             GUEZ, S.A.                                                                                      0.57
                             PELICULAS Y VI-
                             DEOS INTERNACIO
                             NALES, S.A.                                                                                     0.08
                             PRODUCCIONES
                             AGUILA, S.A.                                                                                    0.19
                             PRODUCCIONES
                             GAER, S.A.                                                                                      0.02
                             PRODUCCIONES
                             GALUBI, S.A.                                                                                    0.05
                             PRODUCCIONES
                             GONZALO ELVIRA                                                                                  0.03
                             PRODUCCIONES
                             MATOUK, S.A.                                                                                    0.37
                             PRODUCCIONES
                             POTOSI, S.A.                                                                                    0.03
                             PRODUCCIONES
                             TOBARI, S.A.                                                                                    0.03
                             PROMOCIMEX,
                             S.A. DE C.V.                                                                                    0.03
                             QUALITY FILMS,
                             S.A. DE C.V.                                                                                    0.07
                             ROBERTO GINART
                             AVALOS                                                                                          0.03
                             SECINE, S.A. DE C.V.                                                                            0.09
                             SHOW CINEMA,
                             S.A. DE C.V.                                                                                    0.07
                             VIDEO PRODUCCIO-
                             NES TIJUANA, S.A.                                                                               0.02
                             VIDEOVISA , S.A.
                             DE C.V.                                                                                         0.02
                             OTHER                                                                                           0.50
                                                       PROGRAMS AND FILMS     4KIDS ENTERTAIN-
                                                                              MENT                       NO                  0.05
                                                                              ALFRED HABER
                                                                              DISTRIBUTION, INC.         NO                  0.32
                                                                              ALLIANCE ATLAN-
                                                                              TIS INTERNATIONAL          NO                  1.61
                                                                              AMERICA PRO-
                                                                              DUCCIONES, S.A.            NO                  2.16
                                                                              BAYWOOD
                                                                              USA,LLC.                   NO                  0.10
                                                                              BBC WORDLWIDE
                                                                              AMERICA, INC.              NO                  0.11
                                                                              BELLEVILLE
                                                                              INVESTMENT,
                                                                              LTD.                       NO                  0.02
                                                                              BETAFILM GMBH
                                                                              & CO.                      NO                  0.73
                                                                              BEVERLY HILLS
                                                                              ENTERTAINMENT              NO                  0.06
                                                                              BREAKTHROUGH
                                                                              ENTERTAINMENT              NO                  0.06
                                                                              BUENAVISTA
                                                                              INTERNATIONAL,
                                                                              INC.                       NO                  0.25
                                                                              CANAL + DISTRIBU-
                                                                              TION                       NO                  0.06
                                                                              CARSEY WERNER
                                                                              DISTRIBUTION,
                                                                              INC.                       NO                  0.18
                                                                              CBS BROADCAST
                                                                              INTERNATIONAL              NO                  1.15
                                                                              CCC OF AMERICA,
                                                                              INC.                       NO                  0.05
                                                                              CINAR FILMS, INC.          NO                  0.07
                                                                              CONSTELLATION
                                                                              PICTURES, INC.             NO                  2.37
                                                                              CPT HOLDINGS,
                                                                              INC.                       NO                  2.07
                                                                              CROMOSOMA,
                                                                              S.A.                       NO                  0.18
                                                                              CROWN MEDIA
                                                                              DISTRIBUTION               NO                  0.34
                                                                              DIC ENTERTAIN-
                                                                              MENT, CORP.                NO                  0.08
                                                                              DORLING KINDER-
                                                                              SLEY VISION                NO                  0.09
                                                                              DREAMWORKS                 NO                  2.76
                                                                              ENTERTAINMENT
                                                                              RIGHTS DIST                NO                  0.24
                                                                              FIREWORKS INTER-
                                                                              NATIONAL                   NO                  0.62
                                                                              FREMANTLE MEDIA
                                                                              LIMITED                    NO                  0.11
                                                                              HASBRO INTERNA-
                                                                              TIONAL,INC.                NO                  0.22
                                                                              HEARTS ENTER-
                                                                              TAINMENT, INC.             NO                  0.58
                                                                              HIGHPOINT PRO-
                                                                              DUCTIONS, INC.             NO                  0.24
                                                                              INDEPENDENT
                                                                              INTERNATIONAL
                                                                              T.V. INC.                  NO                  3.37
                                                                              KUSHNER-LOCKE
                                                                              INTERNATIONAL              NO                  0.21
                                                                              LUCAS FILM,
                                                                              LTD.                       NO                  1.59
                                                                              LE MONDE
                                                                              ENTERTAINMENT,
                                                                              INC.                       NO                  0.19
                                                                              MENDELSON
                                                                              PAWS PRODUC-
                                                                              TIONS, INC.                NO                  0.12
                                                                              MGM/UA TELECOM-
                                                                              MUNICATIONS, INC.          NO                  3.50
                                                                              MORGAN CREEK
                                                                              INTERNATIONAL              NO                  0.58
                                                                              MOVIEMEX INTER-
                                                                              NATIONAL, INC.             NO                  0.06
                                                                              MTV NETWORKS
                                                                              A DIVISION OF
                                                                              VIACOM INT.                NO                  1.15
                                                                              MULTIFILMS,
                                                                              B.V.                       NO                  1.10
                                                                              MYRIAM BALLES-
                                                                              TEROS PRODUC-
                                                                              TIONS, INC.                NO                  0.07
                                                                              NELVANA DKC,
                                                                              INC.                       NO                  0.08
                                                                              NELVANA INTER-
                                                                              NATIONAL                   NO                  0.33
                                                                              NEW LATIN
                                                                              IMAGE CORPO-
                                                                              RATION, INC.               NO                  0.09
                                                                              NU IMAGE
                                                                              INCORPORATED               NO                  0.21
                                                                              PALOMA  PRO-
                                                                              DUCTIONS, LLC.             NO                  3.84
                                                                              PARAMOUNT
                                                                              PICTURES,
                                                                              CORP.                      NO                  3.99
                                                                              PEAKVIEWING
                                                                              TRANSATLANTIC              NO                  0.05
                                                                              RAINBOW,
                                                                              S.R.L.                     NO                  0.09
                                                                              SALSA
                                                                              DISTRIBUTION               NO                  0.12
                                                                              SALSA ENTER-
                                                                              TAINMENT, INC.             NO                  1.01
                                                                              SESAME
                                                                              WORKSHOP                   NO                  0.24
                                                                              SHOGAKUKAN
                                                                              PRODUCTIONS,
                                                                              INC.                       NO                  0.06
                                                                              SONY CORPORA-
                                                                              TION OF AMERICA            NO                 11.07
                                                                              SOUTHERN
                                                                              STAR, INC.                 NO                  0.10
                                                                              STUDIO CANAL
                                                                              IMAGE                      NO                  0.41
                                                                              TELESCREEN
                                                                              DISTRIBUTION,
                                                                              INC.                       NO                  0.07
                                                                              TELEVIX ENTER-
                                                                              TAINMENT, S.A.             NO                  0.09
                                                                              TEPUY USA COR-
                                                                              PORATION                   NO                  0.56
                                                                              TF1 INTERNA-
                                                                              TIONAL, INC.               NO                  0.11
                                                                              TOEI ANIMATION
                                                                              CO., LTD                   NO                  0.61
                                                                              TOKYO BROAD-
                                                                              CASTING SYSTEM             NO                  0.10
                                                                              TOP ENTERTAIN-
                                                                              MENT PRODUC-
                                                                              TIONS, INC.                NO                  0.07
                                                                              TV LOONLAND
                                                                              AG                         NO                  0.05
                                                                              TWENTIETH CEN-
                                                                              TURY FOX, INC.             NO                  7.36
                                                                              UNIVERSAL
                                                                              STUDIOS INTER-
                                                                              NATIONAL, B.V.             NO                  8.38
                                                                              VENEVISION IN-
                                                                              TERNACIONAL,
                                                                              INC.                       NO                  0.13
                                                                              VENTURA FILM
                                                                              DISTRIBUTORS BV            NO                  0.41
                                                                              VIACON LATINO
                                                                              AMERICANA, INC.            NO                  0.05
                                                                              WARNER BROS.
                                                                              INTERNATIONAL
                                                                              TELEVISION                 NO                 18.74
                                                                              WELLSPRING
                                                                              MEDIA, INC.                NO                  0.07
                                                                              WHILAND COMPANY            NO                  0.49
                                                                              ZACH MOTION
                                                                              PICTURES, INC.             NO                  0.10
                                                                              METRO GOLDWYN
                                                                              MAYER INTERNATI-
                                                                              ONAL                       NO                  0.80
                                                                              OTHER                      NO                  0.64
COAXIAL CABLE RG
MAYA 60                      NACIONAL DE
                             CONDUCTORES,
                             S.A. DE C.V.                                                                                    4.02
IDENTIFICATION PLAQUE        RIVANDI, S.A. DE C.V.                                                                           0.01
                                                       CABLEMODEMS            MOTOROLA, INC.             NO                  4.02
                                                       HILTI  BOLT            HILTI  MEXICANA,
                                                                              S.A. DE C.V.               NO                  0.02
                                                       SWITCH                 CABLE NETWORK
                                                                              MEXICO                     NO                  0.02
                                                       TWO OUTLET DEVICE      TVC CORPORATION           YES                  0.02
                                                       AC 200 DECODER         MOTOROLA, INC.             NO                 74.38
COUCHE PAPER                 PAPELERA MOHGA-
                             BBA, S.A.                                                                                       0.39
                             SUMINISTROS Y
                             SERVICIOS BROM                                                                                  0.64
                             MAG PAPER                                                                                       0.11
                             PRODUCTORA
                             COMERCIALIZA-
                             DORA Y EDITORA                                                                                  0.14
                             OFFSET MULTICO-
                             LOR, S.A.                                                                                       1.84
                             PROCESOS INDUS-
                             TRIALES DE PAPEL                                                                                0.45
                             IMPRESOS MOINO,                                                                                 0.10
                             BULKLEY DUNTON                                                                                  1.68
                             KIMBERLY CLARK                                                                                  0.08
                             PAPEL, S.A.                                                                                     0.06
                                                       COUCHE PAPER           STORAM ENSON              YES                  8.12
                                                                              BULKLEY DUNTON            YES                 16.58
                                                                              M REAL                    YES                  1.25
                                                                              MYLLLIKOSKI
                                                                              PAPEL                     YES                  4.34
                                                                              TEMBEC, INC.              YES                  0.01
                                                                              FINNIPAP                  YES                  8.09
                                                                              WEB SOURCE                YES                  0.01
                                                                              BOWATER, INC.             YES                  1.72
                                                                              NORKE CANADA              YES                  0.13
                                                                              UPM                       YES                  0.11
PAPER AND IMPRESSION         PRODUCTORA CO-
                             MERCIALIZADORA Y
                             EDITORES DE LI-
                             BROS , S.A. DE C.V.                                                                             7.80
                             OFFSET
                             MULTICOLOR                                                                                     13.37
                             IMPRESOS MOINO                                                                                  1.74
                             PROCESOS IND
                             DE PAPEL, S.A.                                                                                  2.75
                             BARNICES PARA
                             EDICIONES DE
                             LIBROS, S.A.                                                                                    0.66
                             SERVICIOS PRO-
                             FESIONALES
                             DE IMPRESION,
                             S.A. DE C.V.                                                                                    1.41
                             IMPRESOS EN
                             OFFSET Y SERI-
                             GRAFIA, S.A.                                                                                    0.11
                             LORI DER,  S.A.
                             DE C.V.                                                                                         0.04
                             LITOGRAFIA
                             MAGNO GRAFT,
                             S.A.                                                                                            0.45
                             LOVA IMPRE-
                             SORES, S.A.                                                                                     0.02
                             GRAFICA LA
                             PRENSA, S.A.                                                                                    0.19
                             QUEBECOR
                             WORDL MEXICO                                                                                    0.66
                             REPRODUCCIO-
                             NES FOTOME-
                             CANICAS                                                                                         0.63
                                                       PAPER AND IMPRESSION   QUEBECOR
                                                                              CHILE, S.A.               YES                  3.04
                                                                              QUEBECOR
                                                                              WORLD, INC.               YES                  0.71
                                                                              GRUPO OP GRA-
                                                                              FICAS, S.A.               YES                  0.53
                                                                              PRINTER COLOM-
                                                                              BINA, S.A.                YES                  0.02
                                                                              ST. IVES, INC.            YES                  7.74
                                                                              BEST LITHO                YES                  0.25
                                                                              EDITORES, S.A.            YES                  0.14
                                                                              RR DONELLY                YES                  2.25
                                                                              QUAD GRAPHICS             YES                  3.21
                                                                              PRO-OFFSET EDI-
                                                                              TORIAL, LTDA.             YES                  0.18

                                                   SALES DISTRIBUTION BY PRODUCT
                                                              ANNEX 11
                                                           DOMESTIC SALES
                                                                                                CONSOLIDATED
                                                                                              FINAL PRINTING
------------------------------------------------------------------------------------------------------------
                                                   TOTAL PRODUCTION          NET SALES           MARKET
                                             -------------------------------------------------
                 MAIN PRODUCTS                    VOLUME      AMOUNT     VOLUME     AMOUNT       SHARE
                                                                                                  (%)
------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                         (1,035,555)

TELEVISION:
----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                      115.000
ADVERTISED TIME SOLD (HALF HOURS)                                               7  17,947,239













OTHER INCOME                                                                          122,234
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALE OF SIGNALS                                                                       711,578









ADVERTISED TIME SOLD                                                                  118,151









PUBLISHING:
----------
MAGAZINE CIRCULATION                                157,883   1,409,055    63,044     790,746










PUBLISHING                                                                            795,779






OTHER INCOME                                                                           21,912
PUBLISHING DISTRIBUTION:                                                   14,411     193,223
------------------------





SKY MEXICO
----------
DTH BROADCAST SATELLITE                                                             5,637,811
PAY PER VIEW                                                                          307,571
CHANNEL COMMERCIALIZATION                                                              41,145




CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL SERVICE                                                        1,309,370
SERVICE INSTALLATION                                                                   34,587
PAY PER VIEW                                                                            2,486
CHANNEL COMMERCIALIZATION                                                              29,100
OTHER                                                                                  29,602


RADIO:
-----
ADVERTISED TIME SOLD                                                                  344,733









OTHER BUSINESSES:
----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                       540,271






SPECIAL EVENTS AND SHOW PROMOTION                                                     496,931

INTERNET SERVICES                                                                     278,700

------------------------------------------------------------------------------------------------------------------------------------

TOTAL                                                         1,409,055            28,717,614
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         MAIN
                                        --------------------------------------------------------------------------------------------
                 MAIN PRODUCTS                         TRADEMARKS                                           CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS

TELEVISION:
----------
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)                                         TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
                                                                          SABRITAS, S DE R.L. DE C.V.
                                                                          THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
                                                                          BIMBO, S.A. DE C.V.
                                                                          NESTLE MEXICO, S.A. DE C.V.
                                                                          PEPSI COLA MEXICANA, S. DE R.L. DE C.V.
                                                                          KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                          DANONE DE MEXICO, S.A. DE C.V.
                                                                          PRODUCCIONES INFOVISION, S.A. DE C.V.
                                                                          KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
                                                                          COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                          MATTEL DE MEXICO, S.A. DE C.V.
                                                                          FRABEL, S.A. DE C.V.
OTHER INCOME                                                              VARIOUS
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALE OF SIGNALS                                                           OPERADORA MEGACABLE, S.A. DE C.V.
                                                                          T.V. CABLE, S.A. DE C.V.
                                                                          TELECABLE CENTRO OCCIDENTE, S.A. DE C.V.
                                                                          TELEVISION INTERNACIONAL, S.A. DE C.V.
                                                                          SERVICIOS DE COMUNICACION POR CABLE, S.A. DE C.V.
                                                                          TELEVICABLE DEL CENTRO, S.A. DE C.V.
                                                                          T.V. CABLE DE PROVINCIA, S.A. DE C.V.
                                                                          CABLE OPERADORA DE LA COMARCA, S.A. DE C.V.
                                                                          CABLENET INTERNATIONAL, S.A. DE C.V.
                                                                          T.V. POR CABLE DEL NORTE DE SONORA, S.A. DE C.V.
ADVERTISED TIME SOLD                                                      BANCO MERCANTIL DEL NORTE, S.A.
                                                                          COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                          VPN DE MEXICO, S.A. DE C.V.
                                                                          PROCTER & GAMBLE MEXICO, S. DE R.L. DE C.V.
                                                                          CONTROL MEDIA, S.A. DE C.V.
                                                                          COMBE DE MEXICO,  S. DE R.L. DE C.V.
                                                                          MARCAS NESTLE, S.A. DE C.V.
                                                                          CADBURY ADAMS DE MEXICO, S. DE R.L. DE C.V.
                                                                          LINEAS AEREAS ZACATECAS, S.A. DE C.V.
                                                                          LANETRO MOBILE MEXICO, S.A. DE C.V.
PUBLISHING:
----------
MAGAZINE CIRCULATION                    TV Y NOVELAS MAGAZINE,            GENERAL PUBLIC (AUDIENCE)
                                        TELEGUIA MAGAZINE,                DEALERS
                                        VANIDADES MAGAZINE                COMMERCIAL CENTERS (MALLS)
                                        COSMOPOLITAN MAGAZINE
                                        NATIONAL GEOGRAPHIC MAGAZINE
                                        SOCCERMANIA MAGAZINE
                                        TU MAGAZINE
                                        MEN'S HEALTH MAGAZINE
                                        CARAS MAGAZINE
                                        MUY INTERESANTE MAGAZINE
                                        BIG BANG MAGAZINE
PUBLISHING                                                                FRABEL, S.A. DE C.V.
                                                                          KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
                                                                          COMPANIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
                                                                          UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                          TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
                                                                          ENFASYS DIGITAL, S.A. DE C.V.
OTHER INCOME                                                              VARIOUS
PUBLISHING DISTRIBUTION:                 MAGAZINE:                        GENERAL PUBLIC (AUDIENCE)
------------------------
                                        "MAESTRA PREESCOLAR"              DEALERS
                                        "SEVENTEEN EN ESPANOL"            COMMERCIAL CENTERS (MALLS)
                                        "CAR AND DRIVER"
                                        "REVISTA DEL CONSUMIDOR"
                                        "ENTREPRENEUR"
SKY MEXICO
----------
DTH BROADCAST SATELLITE                 SKY                               SUBSCRIBERS
PAY PER VIEW
CHANNEL COMMERCIALIZATION                                                 BANCO MERCANTIL DEL NORTE, S.A.
                                                                          TELEFONOS DE MEXICO, S.A. DE C.V.
                                                                          COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                          DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
                                                                          VPN DE MEXICO, S.A. DE C.V.
CABLE TELEVISION:
----------------
ANALOGIC AND DIGITAL SERVICE            CABLEVISION                       SUBSCRIBERS
SERVICE INSTALLATION                                                      VPN DE MEXICO, S.A. DE C.V.
PAY PER VIEW                                                              BANCO MERCANTIL DEL NORTE, S.A.
CHANNEL COMMERCIALIZATION                                                 SERCOMGLOB COMUNICACIONES, S.A. DE C.V.
OTHER                                                                     CONTROL MEDIA, S.A. DE C.V.
                                                                          COMPANIA CERVECERA DE ZACATECAS, S.A. DE C.V.
                                                                          MUEBLERIA FREY, S.A. DE C.V.
RADIO:
-----
ADVERTISED TIME SOLD                                                      INSTITUTO MEXICANO DEL SEGURO SOCIAL
                                                                          PARTIDO REVOLUCIONARIO INSTITUCIONAL DEL ESTADO DE MEXICO
                                                                          ORGANIZACION RADIOFONICA DE BAJA CALIFORNIA, S.A. DE C.V.
                                                                          PROPIMEX, S.A. DE C.V.
                                                                          ARENA COMUNICATIONS, S.A. DE C.V.
                                                                          UNILEVER DE MEXICO, S. DE R.L. DE C.V.
                                                                          PEGASO PCS, S.A. DE C.V.
                                                                          COOPERATIVA LA CRUZ AZUL, S.C.L.
                                                                          BBVA BANCOMER, S.A.
                                                                          MARCAS NESTLE, S.A. DE C.V.
OTHER BUSINESSES:
----------------
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                           CINEPOLIS DEL PAIS, S.A. DE C.V.
                                                                          CINEMAS DE LA REPUBLICA, S.A. DE C.V.
                                                                          OPERADORA DE CINEMAS, S.A. DE C.V.
                                                                          MULTIMEDIOS CINEMAS, S.A. DE C.V.
                                                                          CINEMARK DE MEXICO, S.A. DE C.V.
                                                                          COYOACAN FILMS, S.A. DE C.V.
                                                                          GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION       AMERICA                           GENERAL PUBLIC (AUDIENCE)
                                        REAL SAN LUIS                     FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES                       ESMAS.COM                         RADIOMOVIL DIPSA, S.A. DE C.V.
                                                                          PEGASO PCS, S.A. DE C.V.
                                                                          IUSACELL, S.A. DE C.V.
                                                                          OPERADORA UNEFON, S.A. DE C.V.


                                                    SALES DISTRIBUTION BY PRODUCT
                                                              ANNEX 11A
                                                            FOREIGN SALES
                                                                                                             CONSOLIDATED
                                                                                                           FINAL PRINTING
-------------------------------------------------------------------------------------------------------------------------
                                              TOTAL PRODUCTION         NET SALES
               MAIN PRODUCTS                 VOLUME      AMOUNT    VOLUME    AMOUNT              DESTINATION
-------------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS                                                      (9,597)

TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                                                          435,850    UNITED STATES OF AMERICA





OTHER INCOME                                                                    65,472    UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                                                               281,447    SPAIN
                                                                                          ARGENTINA
                                                                                          CHILE
                                                                                          GUATEMALA
                                                                                          COLOMBIA
                                                                                          UNITED STATES OF AMERICA

PROGRAMMING EXPORT:
------------------
PROGRAMMING AND ROYALTIES                                                    1,875,916    UNITED STATES OF AMERICA
                                                                                          CENTRAL AMERICA
                                                                                          CARIBBEAN
                                                                                          EUROPE
                                                                                          SOUTH AMERICA
                                                                                          AFRICA
                                                                                          ASIA
PUBLISHING:
----------
MAGAZINE CIRCULATION                                                 31,442    448,819    GUATEMALA AND COSTA RICA
                                                                                          UNITED STATES OF AMERICA
                                                                                          PANAMA
                                                                                          SOUTH AMERICA
                                                                                          CENTRAL AMERICA

PUBLISHING                                                                     448,243





PUBLISHING DISTRIBUTION:                                             17,223    208,970    PANAMA
------------------------                                                                  SOUTH AMERICA





OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                                                      8,307

-----------------------------------------------------------------------------------------------------------------------
TOTAL                                                                        3,763,427
-----------------------------------------------------------------------------------------------------------------------

NOTES


-----------------------------------------------------------------------------------------------------------------------
                                                                                     MAIN
                                          -----------------------------------------------------------------------------
               MAIN PRODUCTS                             TRADEMARKS                                   CUSTOMERS
-----------------------------------------------------------------------------------------------------------------------
INTERSEGMENT ELIMINATIONS

TELEVISION BROADCASTING:
-----------------------
ADVERTISING TIME SOLD                                                             MCCANN ERICKSON, INC.
                                                                                  BBD&O
                                                                                  SAATCHI & SAATCHI
                                                                                  OMD
                                                                                  GSD&M ADVERTISING
                                                                                  MINDSHARE
OTHER INCOME                                                                      VARIOUS
PROGRAMMING FOR PAY TELEVISION:
------------------------------
SALES OF SIGNALS                                                                  TELEVISORA DE COSTARICA
                                                                                  GALAXY ENTERTAINMENT ARGENTINA, S.A.
                                                                                  SKY CHILE CPA
                                                                                  SUPER CABLE, AKL.
                                                                                  TCN DOMINICANA, S.A.
                                                                                  ECHOSTAR
                                                                                  COX
PROGRAMMING EXPORT:
------------------
PROGRAMMING AND ROYALTIES                  TELEVISA                               KYOTO BROADCASTING SYSTEM, CO. LTD.
                                           TELEVISA                               TV. SBT CANAL 4 DE SAO PAULO, S.A.
                                           TELEVISA                               CORPORACION  VENEZOLANA DE TELEVISION
                                           TELEVISA                               COMPANIA PERUANA DE RADIODIFUSION, S.A.
                                           TELEVISA                               TV. FUTBOL, INC.
                                           TELEVISA                               CORPORACION  MEDCOM PANAMA, S.A.
                                           TELEVISA
PUBLISHING:
----------
MAGAZINE CIRCULATION                       T.V. Y NOVELAS MAGAZINE                GENERAL PUBLIC (AUDIENCE)
                                           NATIONAL GEOGRAPHIC MAGAZINE           DEALERS
                                           HISPANIC MAGAZINE                      COMMERCIAL CENTERS (MALLS)
                                           VANIDADES MAGAZINE
                                           COSMOPOLITAN MAGAZINE
                                           TU  MAGAZINE
PUBLISHING                                                                        PROCTER & GAMBLE
                                                                                  P & G PRESTIGE
                                                                                  DIRBEL, S.A.
                                                                                  ESTEE LAUDER
                                                                                  JOHNSON & JOHNSON
                                                                                  WRIGLEY'S
PUBLISHING DISTRIBUTION:                   SELECCIONES MAGAZINE                   GENERAL PUBLIC (AUDIENCE)
------------------------                   HOLA MAGAZINE                          DEALERS
                                           VEA MAGAZINE                           COMMERCIAL CENTERS (MALLS)
                                           SOHO MAGAZINE
                                           CROMOS MAGAZINE
                                           CAMBIO MAGAZINE
                                           SEMANA MAGAZINE

OTHER BUSINESSES:
DISTRIBUTION OF FILM MOVIES                                                       NEW LINE INTERNATIONAL RELEASING, INC.
                                                                                  METRO GOLDWIN MAYER STUDIOS, INC.

-----------------------------------------------------------------------------------------------------------------------
TOTAL
-----------------------------------------------------------------------------------------------------------------------

NOTES




                                          PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                                              ANNEX 13                                         CONSOLIDATED
                                                                                                               FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A. AND ITS SUBSIDIARIES AT DECEMBER 31, 2005
INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION                                          AUTHORIZED AMOUNT        EXERCISED AMOUNT         PROGRESS %
-------------------------------------------------    -----------------        ----------------         ----------
U.S. DOLLAR DENOMINATED PROJECTS:
---------------------------------
DIGITALIZATION OF THE CABLE TELEVISION
  NETWORK                                             U.S.$     124.8          U.S.$     97.4               78%

INFORMATION TECHNOLOGY PROJECTS
  OF CABLE TELEVISION                                            17.8                    16.0               90%

TECHNICAL EQUIPMENT FOR T.V. STATIONS                            13.3                    10.8               81%

SKY MEXICO PROJECTS                                              61.7                    48.1               78%


MEXICAN PESOS DENOMINATED PROJECTS:
-----------------------------------
INFORMATION TECHNOLOGY PROJECTS                         PS.      38.3            PS.      3.2                8%

    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                                  ANNEX 14
                                                               CONSOLIDATED
                                                             FINAL PRINTING
--------------------------------------------------------------------------------

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2011 AND 2032. EFFECTIVE MARCH 2005, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS OUTSTANDING SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION. AS OF DECEMBER 31, 2005, THE AGGREGATE AMOUNT OF OUTSTANDING LONG-TERM DEBT BEING HEDGED BY THE NET INVESTMENT IN UNIVISION WAS OF APPROXIMATELY U.S.$775.5 MILLION. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).

THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2004, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2005, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2005 WAS
1.0333. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR DECEMBER 31, 2004, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR DECEMBER 2004 WOULD HAVE BEEN 1.0332.

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: February 27, 2006                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President